EXHIBIT 99.1

NOTICE OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS
AND MANAGEMENT INFORMATION CIRCULAR
MAY 2, 2007

NOTICE OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS OF
THE THOMSON CORPORATION

Date

Wednesday, May 2, 2007

Time

12:00 p.m. (EDT)

Place

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

Business

The business of the meeting is to:

•             receive the consolidated financial statements of the company for the year ended December 31, 2006 and the auditors’ report on those statements;

•             elect directors;

•             appoint auditors and authorize the directors to fix their remuneration;

•             consider, and if thought fit, approve amendments to the company’s stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan; and

•             transact any other business properly brought before the meeting.

At the meeting, you will have an opportunity to hear about our company’s 2006 performance and plans going forward. The management information circular included with this notice is your guide to the business to be considered at the meeting.

Record Date

You are entitled to vote if you were a holder of Thomson common shares as of 5:00 p.m. (EDT) on Monday, March 19, 2007.

Voting

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, April 30, 2007 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

Please visit www.thomson.com for more information about Thomson.

By order of the Board,

David W. Binet
Secretary to the Board of Directors

March 15, 2007

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

1	About this Circular and Related Proxy Materials

1	Voting Information

4	Receiving Annual and Quarterly Financial Statements and Related MD&A

4	Electronic Delivery of Shareholder Communications

5	Principal Shareholder

5	Business of the Meeting

• Financial Statements

• Election of Directors

• Appointment of Auditors

• Special Business – Approval of amendments to the stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan

13	Executive Compensation

• Summary Compensation Table

• Long-Term Incentive Plan – Awards in 2006

• Option/SAR Grants in 2006

• Aggregated Option/SAR Exercises in 2006 and Financial Year-End Option/SAR Values

• Equity Compensation Plan Information

• Pension and Other Retirement Benefits

• Insurance Policies

• Agreements with Named Executive Officers

21	Report on Executive Compensation

30	Report of the Audit Committee

31	Performance Graphs

32	Compensation of Directors

33	Indebtedness of Officers, Directors and Employees

33	Directors’ and Officers’ Indemnification and Insurance

34	Statement of Corporate Governance Practices

40	Share Repurchase Program

41	Additional Information

41	Directors’ Approval

A-1	Annex A – Corporate Governance Guidelines

i

MANAGEMENT INFORMATION CIRCULAR

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with The Thomson Corporation’s annual and special meeting of shareholders on May 2, 2007. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.

This circular describes the items to be voted on at the meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.

Please see the “Voting Information” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Unless otherwise indicated, all amounts in this circular are in U.S. dollars and information is as of March 9, 2007.

VOTING INFORMATION

What is the business of the meeting?

At the meeting, shareholders are voting on three items: (1) the election of directors of the company; (2) the appointment of PricewaterhouseCoopers LLP as auditors of the company and the authorization of the directors to fix the auditors’ remuneration; and (3) approval of amendments to our stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote?

Holders of common shares as of 5:00 p.m. (EDT) on March 19, 2007 are entitled to vote at the meeting. Each common share is entitled to one vote. On March 9, 2007, there were 639,907,226 common shares outstanding.

If you want to vote shares acquired after March 19, 2007 at the meeting, you must contact our transfer agent, Computershare Trust Company of Canada, and request in writing for them to include you on the list of shareholders entitled to vote at the meeting, and you must produce properly endorsed share certificates or establish in some other way that you owned the shares before 5:00 p.m. (EDT) on April 23, 2007.

How many votes are required for approval?

A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

How do I vote?

You should first determine whether you are a registered shareholder or a non-registered shareholder.

•             You are a registered shareholder if your name appears on your share certificates or if you hold your shares in book-entry form on the records of our transfer agent, Computershare Trust Company of Canada. If you are a registered shareholder, you can vote either in person at the meeting or by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

•             You are a non-registered shareholder if your name does not appear on your share certificates or if you hold your shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your shares are held in the name of a bank, trust company, securities broker, trustee or custodian.

If I am a registered shareholder, how do I vote in person?

You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare by the proxy cut-off time which appoints you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways:

•             You can authorize the directors of our company who are named on the enclosed proxy form to vote your shares as your proxyholder. If you choose this option, you can give voting instructions by mail, telephone or through the Internet. Please refer to your proxy form for instructions.

•             You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, April 30, 2007, or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

If I am a non-registered shareholder, how do I vote my shares?

As mentioned above, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian).

There are two ways to vote your shares:

•             In person. If you wish to attend the meeting and vote in person, you should do one of the following:

°              If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or

°              If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

•             By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:

°              If you received a proxy form from your intermediary, you may vote by authorizing the directors of our company named on the form to vote your shares as your proxyholder. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person’s name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or

°              If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

If you have appointed the directors of our company named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

•             FOR the election as directors of the nominees set out in this circular;

•             FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration; and

•             FOR the approval of the amendments to the stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan.

What happens if any amendments are made to these matters or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you are a registered shareholder and you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

•             By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

•             By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

°              To the offices of Computershare at any time before 5:00 p.m. (EDT) on May 1, 2007, or, if the meeting is adjourned, the business day before any adjourned meeting; or

°              To the Chairman of the meeting before the meeting starts; or

•             In any other manner permitted by law.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

Who is soliciting my proxy?

Our company’s management is soliciting your proxy for use at the meeting and any adjourned meeting. We are soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

RECEIVING ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website at www.thomson.com. Below, we have provided information regarding distributions of our annual and quarterly reports. Please also see the next section of this circular entitled “Electronic Delivery of Shareholder Communications” for information about how to sign up for electronic delivery of these reports and other shareholder communications.

How can I receive a copy of Thomson’s annual financial statements and related MD&A?

Our annual report includes our annual financial statements and related management’s discussion and analysis (MD&A).

•             If you are a registered shareholder, we are required to send you future annual reports unless you opt out of receiving them by marking the appropriate box at the bottom of your form of proxy. Shareholders who opt out of receiving future annual reports will continue to receive our management information circular, form of proxy and other shareholder mailings.

•             If you are a non-registered shareholder and hold your interests through a Canadian intermediary, you must mark the request box on your voting instruction form/proxy form in order to receive next year’s annual report. If you are a non-registered shareholder and hold your interests through a U.S. intermediary, you must complete and return the request form included in your proxy package in order to receive next year’s annual report.

How can I receive a copy of Thomson’s quarterly financial statements and related MD&A?

Our quarterly reports include our quarterly financial statements and related MD&A.

•             If you are a registered shareholder, you must mark the request box on your form of proxy in order to receive quarterly reports.

•             If you are a non-registered shareholder and hold your interests through a Canadian intermediary, you must mark the request box on your voting instruction form/proxy form in order to receive quarterly reports. If you are a non-registered shareholder and hold your interests through a U.S. intermediary, you must complete and return the request form included in your proxy package in order to receive quarterly reports. Non-registered shareholders that requested quarterly reports earlier this year do not need to submit another request.

The foregoing represents applicable annual and quarterly financial statement and MD&A distribution requirements as of the date of this circular.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our registered and non-registered shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website. We believe that electronic delivery will benefit the environment and reduce our costs.

How can I enroll for electronic delivery of shareholder communications?

If you are a registered shareholder, please go to www.computershare.com and click “Enroll for e-delivery” under the “Shareholder Services” menu. You will need your Holder Account Number and postal/zip code. You can find your Holder Account Number on the proxy form provided in your package.

If you are a non-registered shareholder, please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on the voting instruction form/proxy form provided in your package.

PRINCIPAL SHAREHOLDER

The Woodbridge Company Limited, or Woodbridge, a private company, is our principal and controlling shareholder. Woodbridge is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. On March 9, 2007, Woodbridge beneficially owned 419,318,722 of our common shares, or approximately 66%. On that date, Woodbridge and other companies affiliated with it together beneficially owned an aggregate of 447,986,679 common shares, or approximately 70%.

Prior to his death in June 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge will continue to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 22 to our 2006 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge and certain of its affiliates in 2005 and 2006.

To the knowledge of our company, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2006 are included in our annual report. A copy of our annual report is also available in the “Investor Relations” section of our website, www.thomson.com.

Election of Directors

At the meeting 15 directors are proposed to be elected. All of the nominees are currently directors of our company. Each director elected will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed. The persons named in the enclosed proxy intend to vote for the election of these nominees. Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason before the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Majority voting. In February 2007, the Board of Directors adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman of the Board, to be effective when accepted by the Board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will have 90 days from the annual meeting to make and publicly disclose its decision.

Nominee information. The following provides information as of March 1, 2007 regarding the director nominees, together with their municipality and country of residence, age, year first elected or appointed as a director, status as independent or non-independent, principal occupation, and other directorships and committee memberships. The following also provides the number of shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units, deferred share units and options held by, or credited to, them on March 1, 2007. Information regarding common shares beneficially owned does not include common shares that may be obtained through the exercise or vesting of options, restricted share units or deferred share units. Information as to shares beneficially owned or under control or direction is not within the knowledge of our company and has been provided to us by each nominee.

David K.R. Thomson[1] Toronto, Ontario, Canada	Director since: 1988 Common shares: 6,070 Non-independent

David K.R. Thomson, 49, is Chairman of The Thomson Corporation and a Chairman of Woodbridge.

Previously, Mr. Thomson was a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.

W. Geoffrey Beattie Toronto, Ontario, Canada	Director since: 1998 Common shares: 200,500 Restricted share units: 15,603 Options: 200,000 Non-independent Member of the Corporate Governance and Human Resources Committees

W. Geoffrey Beattie, 46, is Deputy Chairman of The Thomson Corporation and President of Woodbridge.

Mr. Beattie has been Deputy Chairman of Thomson since 2000. Mr. Beattie is also a director of Royal Bank of Canada and is Chairman of CTVglobemedia Inc.

Richard J. Harrington Westport, Connecticut, United States	Director since: 1993 Common shares: 15,100 Restricted share units: 110,429 Deferred share units: 421,355 Options: 2,501,700 Non-independent

Richard J. Harrington, 60, is President and Chief Executive Officer of Thomson.

Mr. Harrington joined Thomson in 1982. He has held a number of key leadership positions during his Thomson career, including President and Chief Executive Officer of Thomson Newspapers. In October 1997, he became President and Chief Executive Officer of Thomson. Mr. Harrington also serves on the board of directors of Xerox Corporation.

Ron D. Barbaro Toronto, Ontario, Canada	Director since: 1993 Common shares: 25,000 Deferred share units: 14,498 Independent Member of the Audit and Corporate Governance Committees

Ron D. Barbaro, 75, is Chairman of The Brick Group Income Fund, a retail company.

Prior to 2004, Mr. Barbaro was Chairman and CEO of the Ontario Lottery and Gaming Corporation. Mr. Barbaro is also Chairman of Trans Global Life Insurance Company.

Mary Cirillo New York, New York, United States	Director since: 2005 Deferred share units: 3,975 Independent Member of the Corporate Governance Committee

Mary Cirillo, 59, is a corporate director.

Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank. Ms. Cirillo is also a director of Healthcare Property Investors, Inc., DealerTrack Holdings, Inc. and ACE Ltd.

Robert D. Daleo Alpine, New Jersey, United States	Director since: 2001 Common shares: 1,893 Restricted share units: 62,559 Deferred share units: 52,607 Options: 873,830 Non-independent

Robert D. Daleo, 57, is Executive Vice President and Chief Financial Officer of Thomson.

Mr. Daleo began his career with Thomson in January 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In November 1998, Mr. Daleo became Chief Financial Officer of Thomson. Mr. Daleo is also a member of the board of directors of Equifax Inc.

Steven A. Denning Greenwich, Connecticut, United States	Director since: 2000 Deferred share units: 13,337 Independent Chair of the Human Resources Committee

Steven A. Denning, 58, is Chairman of General Atlantic LLC, a private equity investment firm.

Mr. Denning is also a director of Hewitt Associates, Inc., IHS, Inc., Eclipsys Corporation, Liberata Limited and Genpact.

V. Maureen Kempston Darkes, O.C. Miramar, Florida, United States	Director since: 1996 Common shares: 500 Deferred share units: 15,204 Independent Member of the Corporate Governance and Human Resources Committees

V. Maureen Kempston Darkes, O.C., 58, is Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East, an automobile manufacturer.

Previously, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited. Ms. Kempston Darkes is also a director of Canadian National Railway Company.

Roger L. Martin Toronto, Ontario, Canada	Director since: 1999 Common shares: 6,000 Deferred share units: 14,260 Independent Member of the Audit Committee

Roger L. Martin, 50, is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.

Mr. Martin is also Chairman of the Board of Workbrain Corporation.

Vance K. Opperman Minneapolis, Minnesota, United States	Director since: 1996 Common shares: 50,000 Deferred share units: 18,633 Independent Chair of the Audit Committee

Vance K. Opperman, 64, is President and Chief Executive Officer of Key Investment, Inc., a holding company.

Previously, Mr. Opperman was President of West Publishing Company. He is also a director of Delta Dental Plans Association, BlueCross/BlueShield of Minnesota and Avenet LLC.

Michael J. Sabia[2] Montreal, Québec, Canada	Director since: 2006 Deferred share units: 476 Independent Member of the Human Resources Committee

Michael J. Sabia, 53, is President and Chief Executive Officer of BCE Inc. as well as Chief Executive Officer of Bell Canada, both of which are communications companies.

Mr. Sabia has been President and Chief Executive Officer of BCE Inc. since April 2002 and Chief Executive Officer of Bell Canada since May 2002. Mr. Sabia was President and Chief Operating Officer of BCE Inc. from March 2002 to April 2002 and Chief Operating Officer of Bell Canada from March 2002 to May 2002. He was President of BCE Inc. from December 2000 to March 2002 and Vice Chair of Bell Canada from July 2000 to March 2002. He is also a director of BCE Inc., Bell Canada, Telesat Canada and Clearwire Corporation and Chairman of Bell Alliant Regional Communications.

John M. Thompson Toronto, Ontario, Canada	Director since: 2003 Common shares: 2,500[3] Deferred share units: 9,403 Independent Chair of the Corporate Governance Committee Member of the Audit Committee

John M. Thompson, 64, is Chairman of the Board of The Toronto-Dominion Bank, a financial institution.

Mr. Thompson was Vice Chairman of the Board of IBM from August 2000 to September 2002. Prior to that, he held various senior executive positions with IBM. Mr. Thompson is also a director of Royal Philips Electronics.

Peter J. Thomson[1] Toronto, Ontario, Canada	Director since: 1995 Deferred share units: 682 Non-independent	Peter J. Thomson, 41, is a Chairman of Woodbridge. Previously, Mr. Thomson was a Deputy Chairman of Woodbridge.

Richard M. Thomson, O.C.[1] Toronto, Ontario, Canada	Director since: 1984 Common shares: 31,700 Deferred share units: 19,178 Independent Member of the Audit and Human Resources Committees

Richard M. Thomson, O.C., 73, is a corporate director.

Previously, Mr. Thomson was Chairman and Chief Executive Officer of The Toronto-Dominion Bank. He is also a director of Nexen Inc. and S.C. Johnson & Son, Inc.

John A. Tory Toronto, Ontario, Canada	Director since: 1978 Common shares: 501,670 Deferred share units: 1,819 Non-independent Member of the Human Resources Committee

John A. Tory, 76, is a director of Woodbridge.

Mr. Tory was Deputy Chairman of Thomson from 1978 to 1997 and President of Woodbridge from 1973 to 1998. Mr. Tory is also a director of Abitibi-Consolidated Inc. and Rogers Communications Inc.

1        David K.R. Thomson and Peter J. Thomson are the sons of Kenneth R. Thomson who, prior to his death in June 2006, was the controlling shareholder of our company. Richard M. Thomson is not related to David and Peter Thomson.

2        Mr. Sabia was a director and officer of Teleglobe Communications Corporation and Teleglobe Inc. from February 2002 to April 2002. In May 2002, both of these companies filed for protection under the Companies’ Creditors Arrangement Act (Canada) and Chapter 11 of the U.S. Bankruptcy Code.

3        In addition, Mrs. J.M. Thompson owned 300 common shares as of March 1, 2007.

For more information on deferred share units held by our non-management directors, please see the section of this circular entitled “Compensation of Directors.” Messrs. Harrington and Daleo hold their deferred share units under our deferred compensation plan. Options and restricted share units are issued under our stock incentive plan. For more information on our deferred compensation plan and stock incentive plan, please see the section of this circular entitled “Report on Executive Compensation.”

Appointment of Auditors

It is recommended that PricewaterhouseCoopers LLP be appointed as the auditors of the company to hold office until the next annual meeting of shareholders and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of our company since our incorporation in 1977.

Fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2006 and 2005 were as follows:

(in millions of U.S. dollars)	2006	2005
Audit fees	$21.1	$12.1
Audit-related fees	11.5	3.0
Tax fees	7.4	6.9
All other fees	0.1	0.1
Total	$40.1	$22.1

Audit Fees

These audit fees were for professional services rendered for the audits of our consolidated financial statements, reviews of interim financial statements included in our quarterly reports, the audit of management’s assessment of, and the effectiveness of our internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission (SEC) and Canadian securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included advisory services related to internal control over financial reporting, audits of our various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•             Authoring content for inclusion in certain Thomson products and services; and

•             French translations of financial statements, management’s discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

Pre-approval Policies and Procedures

Our Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to our management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been preapproved. Our senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2006, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Special Business

You are being asked to consider and, if thought fit, approve certain amendments to our security-based compensation plans, as described in more detail below. On February 23, 2007, the Board approved these amendments, subject to approval by our shareholders.

Amendment Provisions. Our company has a number of security-based compensation plans under which our common shares may be issued. These plans include our stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan (collectively referred to as the Plans). These Plans have “general amendment” provisions which have permitted the Board (or one of its committees) to approve amendments, subject to approval of the Toronto Stock Exchange (TSX) and shareholders, as may be required. The deferred compensation plan and U.S. employees’ 401(k) retirement savings plan are administered by the board of directors of a wholly-owned Thomson subsidiary.

Effective June 30, 2007, TSX-listed companies that have only general amendment provisions in their security-based compensation plans will no longer be able to make any amendments to their plans, or awards made under these plans, without shareholder approval, including amendments considered to be of a “housekeeping” nature. The TSX has encouraged its listed companies to seek shareholder approval of more detailed amendment provisions to clarify when shareholder approval is required. We believe that except for certain material changes to our Plans or awards made under the Plans as described below, it is appropriate for our Board or the board of one of our wholly-owned subsidiaries (or one of their respective committees) to have the flexibility to adopt changes to the Plans and awards made under the Plans without the need to obtain shareholder approval.

Our proposed amendment procedures would clarify that shareholder approval is not required for any amendments to the stock incentive plan or an award made under the stock incentive plan, except for any amendment or modification which:

•             Increases the number of common shares that can be issued under the stock incentive plan, including an increase to a fixed number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage;

•             Reduces the exercise price of an award (including, without limitation, a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of our company’s outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of common shares, or another corporate change affecting our common shares;

•             Extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in one of our blackout periods;

•             Changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•             Extends eligibility to participate in the stock incentive plan to a non-employee director; or

•             Is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Similar amendment provisions would be included in the employee stock purchase plans, deferred compensation plan and U.S. employees’ 401(k) retirement savings plan to the extent appropriate and applicable given the nature and operation of such Plans.

Examples of the types of changes to a Plan or awards made under a Plan that our company could make without shareholder approval include:

•             Housekeeping or administrative changes, including, without limitation, any amendment for the purpose of:

°              Curing any ambiguity, error or omission in a Plan,

°              Correcting or supplementing any provision of a Plan that is inconsistent with any other provision of a Plan,

°              Changing procedures for Plan enrollment and/or withdrawal by participants,

°              Changing the time periods for applicable notice provisions in a Plan,

°              Changing a Plan’s eligibility requirements for employees and/or officers,

°              Changing a Plan’s definition of eligible compensation, base salary or other similar term,

°              Changing a Plan’s definition of eligible subsidiaries,

°              Changing the fixed amount of money or percentage of eligible compensation, base salary or other similar amount that a participant is entitled to contribute to a Plan, or

°              Changing a Plan’s provisions related to the designation of beneficiaries by a participant;

•             Changes deemed necessary or advisable to comply with the provisions of applicable laws, regulations or stock exchange rules;

•             Changes deemed necessary or advisable for an award to quality for favorable treatment under applicable tax laws or regulations or accounting/auditing requirements;

•             Changes to the vesting provisions of a Plan or an award made under a Plan;

•             Changes to the termination or amendment provisions for a Plan or an award made under a Plan (other than those which require shareholder approval), provided that the change does not entail an extension of an award beyond the original expiry date, except where the expiry date would have fallen in one of our blackout periods;

•             Changes to the procedures for exercising options, acquiring units or purchasing common shares, including, without limitation, the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the reserve of the Plan; and

•             Changes to provisions on the transferability of an award to permit a transfer from the grantee to an entity controlled by the grantee or to a former spouse or domestic partner of the grantee in connection with a legal obligation or settlement.

Blackout Periods. For good corporate governance reasons, many public companies, including Thomson, have internal trading policies prohibiting certain employees, officers and directors from buying or selling the company’s securities or exercising stock options during specific periods. These are often called “blackout periods.” A blackout period is designed to prevent a person from trading while in possession of material nonpublic information.

Under our company’s policy, there are four periods throughout the year when our designated insiders are permitted to trade in Thomson securities. Each period begins on the trading day after we publicly release earnings and ends on the last day of the fiscal quarter. All other times of the year are considered to be blackout periods. If an insider is aware of undisclosed material information during one of the four permitted trading periods, then the insider cannot trade in Thomson securities until that information has either been disclosed or is no longer considered material. Our company is also permitted to impose special blackout periods (i.e., in connection with a significant M&A transaction) from time to time, during which certain specified insiders and other employees, officers and directors will be prohibited from trading in Thomson securities, even though it ordinarily might not be a blackout period.

The TSX has commented that self-imposed blackout periods might result in an unintended penalty to those who are prohibited from exercising expiring options during that period because of their company’s internal trading policies. As a result, the TSX now provides a framework for extending options that would ordinarily expire during a blackout period. Our company proposes adopting the TSX framework and amending the stock incentive plan so that all options and related awards (such as tandem stock appreciation rights) issued under our stock incentive plan expire at the later of the expiry date set for the option or related award (usually 10 years after the grant date) or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, provided that any such extended expiration date shall not in any event be beyond the later of (i) December 31 of the calendar year in which the options or related awards were otherwise due to expire or (ii) the 15th day of the third month following the day on which the options or related awards were otherwise due to expire. This change has no additional dilutive impact on our common shares and we believe that it will not have an adverse impact on our company or its shareholders.

A full copy of each Plan is available to any shareholder of our company upon request by writing to: The Thomson Corporation, Attention: Legal Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by sending an e-mail request to legal@thomson.com. We also describe each of the Plans in more detail elsewhere in this circular.

A simple majority of votes cast, in person or by proxy, is required to approve this item.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE AMENDMENTS TO THE STOCK INCENTIVE PLAN, EMPLOYEE STOCK PURCHASE PLANS, DEFERRED COMPENSATION PLAN AND U.S. EMPLOYEES’ 401(K) RETIREMENT SAVINGS PLAN.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table discloses compensation earned during the last three years by our President and Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers who were serving as executive officers as of December 31, 2006. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in U.S. dollars unless otherwise indicated.

		Annual compensation				Long-term compensation
						Awards		Payouts
						Securities	Shares or
					Other annual	under	units subject		All other
					compen-	options/SARs	to resale	LTIP	compen-
Name and principal position	Year	Salary ($)	Bonus ($)[1]		sation ($)[2]	granted (#)[3]	restrictions ($)[4]	payouts ($)[5]	sation ($)[6]

Richard J. Harrington	2006	1,420,000	1,662,820		253,642	265,000	1,921,500	1,551,286	419,634
President and	2005	1,372,000	1,413,160		262,422	–	–	1,200,259	224,306
Chief Executive Officer	2004	1,325,000	1,446,503		263,098	325,000	–	679,905	420,910

Robert D. Daleo	2006	838,000	981,298		123,328	–	1,573,709	914,870	122,750
Executive Vice President	2005	810,000	834,300		150,663	125,000	–	706,212	124,125
and Chief Financial Officer	2004	780,000	851,526		112,478	115,000	–	399,330	122,588

David H. Shaffer[7]	2006	1,112,000	1,978,990	[8]	297,099	–	–	1,217,818	65,347
Former Executive	2005	1,080,000	2,008,500	[8]	562,985	50,000	–	941,616	65,047
Vice President	2004	1,040,000	1,220,570		604,994	50,000	–	532,440	64,796

Brian H. Hall[9]	2006	1,000,000	1,668,750		255,637	–	614,880	1,073,880	141,126
Vice Chairman	2005	950,000	1,268,250		245,602	125,000	–	802,788	142,108
	2004	900,000	1,380,038		164,935	125,000	1,029,000	446,310	151,120

Ronald H. Schlosser[10]	2006	805,000	1,513,400	[11]	87,042	–	495,747	872,292	94,267
President and	2005	780,000	771,420		122,139	125,000	337,300	666,978	130,437
Chief Executive Officer	2004	730,000	611,740		117,205	115,000	–	373,230	122,809
of Thomson Learning

1             Annual bonus payouts are with respect to performance during the year shown. Payouts are typically made in the first quarter after the end of the year, following certification of the achievement of applicable performance goals.

2             Amounts include tax reimbursements related to premiums paid by our company for life insurance policies. Mr. Harrington received life insurance-related tax reimbursements of $118,906 in 2006, $114,807 in 2005 and $117,093 in 2004. Mr. Daleo received life insurance-related tax reimbursements of $66,076 in 2006, $64,326 in 2005 and $65,659 in 2004. Mr. Daleo also received $37,712 in 2005 for reimbursement of club dues. Mr. Shaffer received life insurance-related tax reimbursements of $48,351 in 2006, $53,650 in 2005 and $38,300 in 2004. In 2006, Mr. Shaffer received $106,389 in connection with taxes paid by our company related to future payments to be made under his supplemental executive retirement plan (SERP). The amounts for 2005 and 2004 include $466,935 and $490,545, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family’s principal residence. These amounts also include related tax reimbursements to Mr. Shaffer. Mr. Hall received life insurance-related tax reimbursements of $73,113 in 2006, $71,957 in 2005 and $73,385 in 2004. Mr. Hall’s 2006 and 2005 amounts also include $107,922 and $107,863, respectively, for travel and commuting expenses, primarily associated with his use of leased corporate aircraft. Mr. Schlosser received life insurance-related tax reimbursements of $48,533 in 2006, $49,004 in 2005 and $50,018 in 2004. Mr. Schlosser also received $39,791 in 2005 for reimbursement of travel and commuting expenses. For disclosure purposes, personal use of corporate aircraft for all years presented has been valued based on the incremental variable operating cost to our company. Because our leased corporate aircraft are used primarily for business purposes, fixed costs that do not change based on usage are excluded from this calculation. In last year’s circular, 2004 amounts in this column were calculated using the Standard Industry Fare Level (SIFL) rates determined by the U.S. Department of Transportation and published by the U.S. Internal Revenue Service. SIFL rates are used to determine the amount of compensation income that is imputed to an executive for U.S. tax purposes for personal use of corporate aircraft.

3             In February 2006, we granted Mr. Harrington 265,000 options. Mr. Harrington ordinarily would have received options in December 2005 as part of our annual grant, but the Human Resources Committee of the Board of Directors required additional time to formulate a new long-term incentive plan design. No other named executive officers received options or phantom stock units (SARs) in 2006, as the Human Resources Committee decided to change the timing for our annual grant from December 2006 to February 2007. For more information on options granted to Mr. Harrington in February 2006, please see the “Option/SAR Grants in 2006” table contained in this section of the circular.

4             Amounts represent the dollar value of restricted share units (RSUs) issued during 2006, 2005 and 2004, based on the closing price of our common shares on the New York Stock Exchange on the grant dates multiplied by the number of RSUs granted.

In 2006, we began issuing performance RSUs (PRSUs) as part of our long-term incentive program. These PRSUs vest in March 2009 and entitle the holder to receive Thomson common shares if performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for common shares may increase, decrease or remain the same depending on our company’s performance during 2006, 2007 and 2008. For more information on PRSUs granted in 2006 to our named executive officers, please see the “Long-Term Incentive Plan – Awards in 2006” table contained in this section of the circular. For additional information about our PRSUs, please see the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

Our other RSU grants to certain named executive officers have been time-based awards. In 2006, we granted 27,500 RSUs to Mr. Daleo. One third of these will vest on each of February 24, 2009, 2011 and 2013. In 2005, we granted 10,000 RSUs to Mr. Schlosser. One third of these will vest on each of May 5, 2008, 2010 and 2012. In 2004, we granted 30,000 RSUs to Mr. Hall. 3,000 of Mr. Hall’s RSUs vested on December 31, 2004, 4,500 RSUs vested on December 31, 2005, 7,500 RSUs vested on December 31, 2006 and 7,500 RSUs will vest on each of December 31, 2007 and 2008. For additional information about our time-based RSUs, please see the “Equity-Based Compensation Plans” subsection of the “Report on Executive Compensation” section of this circular.

RSUs (both time-based and PRSUs) accumulate additional units based on notional equivalents of dividends paid on our common shares. Additional RSUs resulting from dividends vest to the same extent as the RSUs that resulted in the crediting of such additional RSUs.

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2006, based on the closing price of our common shares on the New York Stock Exchange on December 29, 2006, which was the last trading day of the year. RSU amounts below include additional units received from notional dividend equivalents. In 2006, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Harrington: 829; Mr. Daleo: 679; Mr. Hall: 787; and Mr. Schlosser: 443.

	Time-Based	Performance
Name	RSUs (#)	RSUs (#)	Value ($)
R. Harrington	–	50,829	2,106,354
R. Daleo	27,956	13,673	1,725,106
D. Shaffer	–	–	–
B. Hall	15,776	16,265	1,327,779
R. Schlosser	10,402	13,114	974,503

5             Long-term incentive bonus payouts are with respect to performance periods ending on December 31 of the year shown. These payouts are typically made in the first quarter after the end of the performance period, following certification of the achievement of the applicable performance goals. Amounts reflected in this column for 2004 represent amounts paid pursuant to a two-year transition performance period, in connection with the phase-in of our current three-year long-term incentive bonus program. For more information on long-term incentive bonus awards, please see the “Long-Term Incentive Plan – Awards in 2006” table contained in this section of the circular and the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

6             Amounts for 2006, 2005 and 2004 include premiums that we paid for life insurance policies on behalf of certain of our named executive officers. We will not recover premiums paid. For more information, please see the “Insurance Policies” subsection of the “Executive Compensation” section of this circular. The amounts in this column also include our matching contributions under our company-sponsored U.S. employees’ 401(k) retirement savings plan and deferred compensation plan on behalf of the named executive officers. Under our deferred compensation plan, if a participant elects to convert deferred cash into DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. Matching contributions made by our company on behalf of our named executive officers are valued in U.S. dollars on the date that the officer converted deferred cash into DSUs.

The amounts for Mr. Harrington in 2006, 2005 and 2004 include payments of premiums of $213,006, $217,096 and $214,389, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Harrington under our U.S. employees’ 401(k) retirement savings plan in 2006, 2005 and 2004 were $6,600, $7,210 and $6,150, respectively. In 2006 and 2004, we granted 5,073 and 6,211 matching DSUs to Mr. Harrington with an aggregate value of $200,028 and $200,371, respectively, on the grant dates.

The amounts for Mr. Daleo in 2006, 2005 and 2004 include payments of premiums of $116,150, $117,825 and $116,438, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Daleo under our U.S. employees’ 401(k) retirement savings plan in 2006, 2005 and 2004 were $6,600, $6,300 and $6,150, respectively.

The amounts for Mr. Shaffer in 2006, 2005 and 2004 include payments of premiums of $58,747, $58,747 and $58,646, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Shaffer under our U.S. employees’ 401(k) retirement savings plan in 2006, 2005 and 2004 were $6,600, $6,300 and $6,150, respectively.

The amounts for Mr. Hall in 2006, 2005 and 2004 include payments of premiums of $134,526, $135,682 and $134,338, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Hall under our U.S. employees’ 401(k) retirement savings plan in 2006, 2005 and 2004 were $6,600, $6,426 and $6,182, respectively. In 2004, we granted 351 matching DSUs to Mr. Hall with an aggregate value of $10,600 on the grant date.

The amounts for Mr. Schlosser in 2006, 2005 and 2004 include payments of premiums of $89,767, $89,363 and $88,907, respectively, in connection with his life insurance policy. Our matching contributions for Mr. Schlosser under our U.S. employees’ 401(k) retirement savings plan in 2006, 2005 and 2004 were $4,500, $4,200 and $3,900, respectively. In 2005 and 2004, we granted 1,108 and 970 matching DSUs to Mr. Schlosser with an aggregate value of $36,874 and $30,002, respectively, on the grant dates.

7             Mr. Shaffer retired from Thomson on December 31, 2006. Prior to that, he was Executive Vice President of Thomson during 2005 and 2006. He was Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial from 2002 to 2005.

8             In 2006, Mr. Shaffer earned a special bonus of $351,300 and a regular bonus of $1,627,690. In 2005, Mr. Shaffer earned a special bonus of $618,000 and a regular bonus of $1,390,500. Mr. Shaffer’s 2006 and 2005 special bonuses were in consideration of him receiving a reduced amount of stock options in 2005 and 2004, respectively. The special bonus earned in 2005 was payable in two installments. For more information on these bonus arrangements, please see the “Annual Cash Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

9             Mr. Hall became Vice Chairman of Thomson in January 2007. Prior to that, he was Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory.

10       Mr. Schlosser has been President and Chief Executive Officer of Thomson Learning since 2002. Prior to that, he was President and Chief Executive Officer of Thomson Scientific & Healthcare. He was an Executive Vice President of Thomson through December 31, 2006.

11       In 2006, in connection with our announcement to sell Thomson Learning, we provided Mr. Schlosser with a special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Mr. Schlosser earned a special bonus of $844,445 and a regular bonus of $668,955. For more information on these bonus arrangements, please see the “Annual Cash Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

Long-Term Incentive Plan – Awards in 2006

In 2006, we granted long-term incentive awards to our named executive officers. The table below sets forth information regarding PRSU awards granted in 2006 to all of our named executive officers except for Mr. Shaffer. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on December 29, 2006, which was the last trading day of the year.

		Performance	Estimated future payouts under
	Securities,	or other period	non-securities price-based plans
	units or other	until maturation
Name	rights (#)	or payout	Threshold (#/$)	Target (#/$)	Maximum (#/$)
Richard J. Harrington	50,000	2006–2008	12,500	50,000	100,000
			$518,000	$2,072,000	$4,144,000
Robert D. Daleo	13,450	2006–2008	3,363	13,450	26,900
			$139,362	$557,368	$1,114,736
Brian H. Hall	16,000	2006–2008	4,000	16,000	32,000
			$165,760	$663,040	$1,326,080
Ronald H. Schlosser	12,900	2006–2008	3,225	12,900	25,800
			$133,644	$534,576	$1,069,152

The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on our company’s adjusted earnings per share (EPS) growth and 50% on our company’s return on invested capital (ROIC) performance over the three-year performance period. PRSUs granted in 2006 will vest on March 1, 2009. For our named executive officers other than Mr. Harrington, the target award for this performance period was initially set based upon 60% of average expected earned base salary. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares. In February 2007, we granted the following number of PRSUs to our named executive officers: Mr. Harrington – 35,500; Mr. Daleo – 20,930; and Mr. Hall – 25,020. No PRSU awards were granted to Mr. Shaffer in February 2007, as he retired on December 31, 2006. No PRSU awards were granted to Mr. Schlosser, due to our plans to sell Thomson Learning. PRSUs granted in February 2007 have similar terms and conditions to those granted in February 2006, and vest on March 1, 2010.

For more information on these awards, please see the “Long-Term Incentive Bonus” subsection of the “Report on Executive Compensation” section of this circular.

In 2006, in lieu of a PRSU award, we issued a cash-based long-term incentive bonus to Mr. Shaffer due to his retirement plans. This award is based on the same performance criteria mentioned in the paragraph immediately above. Mr. Shaffer’s target award below is a pro-rated amount based on the fact that he was only employed by our company for the first year of the performance period. Any amounts earned will be paid to Mr. Shaffer in March 2009. The following table sets forth information regarding this award.

		Performance	Estimated future payouts under
	Securities,	or other period	non-securities price-based plans
	units or other	until maturation
Name	rights (#)	or payout	Threshold ($)	Target ($)	Maximum ($)
David H. Shaffer	–	2006–2008	55,600	222,400	444,800

Option/SAR Grants in 2006

In 2006, Mr. Harrington was the only named executive officer who received a grant of stock options. We did not grant phantom stock units to any of our named executive officers in 2006. Mr. Harrington ordinarily would have received his 2006 options in December 2005 as part of our annual grant, but the Human Resources Committee required additional time to determine his award. As a result, Mr. Harrington received his options in February 2006. In 2006, the Human Resources Committee also decided to change the timing for our annual option and phantom stock unit grants from December 2006 to February 2007. As a result, no new options were granted in 2006 to any of our named executive officers, except for the award to Mr. Harrington described above. For more information about our stock incentive plan, please see the “Equity-Based Compensation Plans” subsection of the “Report on Executive Compensation” section of this circular.

		% of total		Market value of
	Securities	options/SARs		securities underlying
	under	granted	Exercise or	options/SARs on
	options/SARs	to employees	base price	the date of grant
Name	granted (#)	in 2006	($/security)	($/security)	Expiration date
Richard J. Harrington[1]	265,000	69.7%	$37.73	$37.73	February 9, 2016
Robert D. Daleo	–	–	–	–	–
David H. Shaffer	–	–	–	–	–
Brian H. Hall	–	–	–	–	–
Ronald H. Schlosser	–	–	–	–	–

1             If Mr. Harrington’s 265,000 options had been awarded as part of our annual grant in December 2005 instead of in February 2006, the relevant percentages of all options/SARs granted to employees in 2005 would have been as follows for each named executive officer: Mr. Harrington – 7.3%; Messrs. Daleo, Hall and Schlosser – 3.4%; and Mr. Shaffer – 1.4%.

In February 2007, we granted the following number of stock options to our named executive officers: Mr. Harrington – 221,700; Mr. Daleo – 130,830; and Mr. Hall – 156,400. These options have an exercise price of $42.96 and have an expiration date of February 21, 2017.

Aggregated Option/SAR Exercises in 2006 and Financial Year-End Option/SAR Values

The following table provides information on stock option and phantom stock unit exercises in 2006 by each of our named executive officers, and the value of each officer’s unexercised options and phantom stock units as of December 31, 2006. During 2006, Messrs. Harrington and Daleo exercised phantom stock units that were about to expire. None of our named executive officers exercised options in 2006. We have not repriced any options granted under our stock incentive plan or units allocated under our phantom stock plan. The value of unexercised in-the-money options and units is the difference between the exercise price of the options and units and the closing price of our common shares on December 29, 2006, which was the last trading day of the year.

			Unexercised	Value of unexercised
		Aggregate	options/SARs at	in-the-money options/SARs
	Securities acquired	value	December 31, 2006 (#)	at December 31, 2006 ($)
Name	on exercise (#)	realized ($)	exercisable/unexercisable	exercisable/unexercisable
Richard J. Harrington	288,750	3,020,575	1,971,250/508,750	11,941,462/2,877,088
Robert D. Daleo	50,000	424,828	565,500/177,500	3,196,108/1,241,850
David H. Shaffer	–	–	1,055,500/97,500	5,505,365/706,875
Brian H. Hall	–	–	690,000/185,000	4,039,227/1,300,125
Ronald H. Schlosser	–	–	540,500/176,250	3,536,341/1,231,913

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 regarding common shares of our company that may be issued under our existing equity compensation plans. Our stock incentive plan is currently the only compensation plan under which common shares of our company have been authorized for issuance. For more information about this plan, please see the “Equity-Based Compensation Plan” subsection of the “Report on Executive Compensation” section of this circular.

				(c)
				Number of securities
				remaining available for
	(a)	(b)		future issuance under
	Number of securities to be	Weighted average		equity compensation
	issued upon exercise of	exercise price of		plans (excluding
	outstanding options,	outstanding options,		securities reflected
Plan category	warrants and rights	warrants and rights		in column (a))
Equity compensation plans approved by security holders:[1]
Cdn$ stock options	5,099,392	Cdn$49.79		–
US$ stock options	9,627,964	US$32.98		–
US$ time-based restricted share units	407,925	N/A	[2]	–
Total	15,135,281	–		22,384,901
Equity compensation plans not approved by security holders	–	–		–
Total	15,135,281	–		22,384,901

1             Due to the contingent nature of performance restricted share units (PRSUs) issued under the stock incentive plan, we have excluded PRSUs from this table. As of December 31, 2006, there were 705,109 PRSUs outstanding. If PRSUs were included in the table, the totals in column (a) and (c) of the table would be 15,840,390 and 21,679,792, respectively.

2             Unlike stock options, restricted share units do not have an applicable exercise price.

Pension and Other Retirement Benefits

We provide pension and other retirement benefits to our named executive officers, primarily under a pension plan, a “retirement plus” plan and supplemental executive retirement plans, or SERPs.

Pension Plan. The pension plan in which the named executive officers participate is a defined benefit plan funded by one of our wholly-owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2006, the eligible compensation limit was $220,000 and the maximum annual benefit that could be accrued under the pension plan was $175,000.

Retirement Plus Plan. Our “retirement plus” plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of $300,000. Amounts under the retirement plus plan are paid from our company’s general assets.

SERPs. The SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our company’s general assets. SERP benefits supplement amounts received by the named executive officers under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. All of our named executive officers are currently eligible to receive SERP benefits as each of them is at least 55 years old and has at least 10 years of credited service.

The combined annual benefit for each named executive officer is a pension equal to a percentage of his final base salary, commencing on the later of the named executive officer reaching age 62 or his retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Harrington, Daleo and Shaffer and 50% for Messrs. Hall and Schlosser. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. Given their ages and years of credited service with our company, if a named executive officer is terminated without cause, there would be no reduction to the benefit amount. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the named executive officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

The table below sets forth the annual service cost and total accrued pension obligation, respectively, for each named executive officer as of September 30, 2006 (our plan’s measurement date).

Name	Annual service cost ($)	Accrued pension obligation ($)
Richard J. Harrington	589,000	14,354,000
Robert D. Daleo	413,000	6,556,000
David H. Shaffer	853,000	8,510,000
Brian H. Hall	267,000	5,847,000
Ronald H. Schlosser	353,000	3,929,000

The annual service cost of these future benefits represents the actuarial value of the projected pension benefit earned throughout the plan year. The total accrued pension obligation represents the actuarial value of the projected pension benefit as of September 30, 2006, earned for all credited service to date. We determined these values using the same actuarial assumptions as those used to determine the 2006 service cost (which is a component of net periodic pension cost) and year-end pension plan obligations, respectively, in note 17 to our audited consolidated financial statements for the year ended December 31, 2006.

The following table shows the estimated annual retirement benefits that would be payable to our named executive officers under the SERPs on a single life annuity basis, based on normal retirement at age 62 with 10 or more years of credited service. This table assumes no reduction under the SERPs for other company-funded retirement benefits (including the pension plan and the retirement plus plan). As of March 9, 2007, all of our named executive officers had at least 10 years of credited service.

	Annual benefit
Base salary	50%[1]	60%[2]
$700,000	$350,000	$420,000
$800,000	$400,000	$480,000
$900,000	$450,000	$540,000
$1,000,000	$500,000	$600,000
$1,100,000	$550,000	$660,000
$1,200,000	$600,000	$720,000
$1,300,000	$650,000	$780,000
$1,400,000	$700,000	$840,000
$1,500,000	$750,000	$900,000

1             Percentage of base salary applicable for Messrs. Hall and Schlosser.

2             Percentage of base salary applicable for Messrs. Harrington, Daleo and Shaffer.

Insurance Policies

We have acquired life insurance policies for Messrs. Harrington, Daleo, Hall and Schlosser. Each policy has a death benefit of approximately five times the highest annual base salary payable to the named executive officer during the last five years of employment with our company. All premiums that we paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of the named executive officer. Due to provisions in the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our arrangements with our named executive officers. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Messrs. Harrington, Daleo, Hall and Schlosser for imputed taxes on their policies. Prior to his retirement, Mr. Shaffer had a separate life insurance arrangement on which we also paid premiums and reimbursed him for related taxes.

We provide group life insurance to certain of our U.S. employees in the amount of their annual salary up to $400,000. Messrs. Harrington, Daleo and Schlosser also participate in this plan. Mr. Shaffer participated in this plan prior to his retirement.

Agreements with Named Executive Officers

We have entered into agreements with our named executive officers. Except as set forth below, if Mr. Harrington, Daleo or Hall is terminated without cause, he will receive a payment based on his final base salary. In the case of Mr. Harrington, the payment is the lesser of (i) three times his final base salary as of the effective date of termination and (ii) his final base salary as of the effective date of termination paid through age 62. For each of Messrs. Daleo and Hall, the payment is two times his final base salary. Prior to his retirement, Mr. Shaffer had an agreement that contemplated a payment of two and one-half times his final base salary if he were terminated without cause.

Notwithstanding any terms in our plans to the contrary, if either Mr. Harrington or Mr. Daleo is terminated without cause, 50% of all unvested awards granted to him under our stock incentive plan (such as stock options or RSUs) and units granted to him under the phantom stock plan would immediately vest and become exercisable and the balance would be forfeited. Mr. Harrington or Mr. Daleo would have six months following the effective date of termination to exercise all exercisable awards and units. Alternatively, our company may, at its discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case our company would pay him an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination.

If Mr. Harrington, Mr. Daleo or Mr. Hall is terminated without cause, any management incentive to which he would otherwise be entitled pursuant to any bonus plan in which he participated prior to the effective date of termination would be pro-rated through the effective date, except that any bonuses due under long-term incentive plans would be payable in accordance with the terms of such plans.

If Mr. Harrington, Mr. Daleo or Mr. Hall is terminated without cause, certain medical and dental benefits and insurance, automobile allowances and eligibility in the deferred compensation plan will continue during any severance period in which he remains unemployed. Other employee benefits will end as of the effective date of termination. Please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular for more information on treatment of our named executive officers’ pension benefits in connection with a termination without cause. If Mr. Harrington, Mr. Daleo or Mr. Hall is terminated without cause, his SERP benefits would be payable following the completion of any severance payments owed under his agreement. Messrs. Harrington, Daleo and Hall have also agreed not to compete with our company or solicit employees to leave our company for a period of time following termination without cause.

Following our announcement in October 2006 to sell Thomson Learning, we entered into a new agreement with Mr. Schlosser. As President and Chief Executive Officer of Thomson Learning, Mr. Schlosser’s presence and participation is important to the sale process for that business. As part of this new agreement, Mr. Schlosser is entitled to (i) receive a special annual cash incentive bonus based on Thomson Learning meeting certain financial performance conditions in 2006 (payable in March 2007); (ii) receive a performance bonus based on the gross sale proceeds of Thomson Learning (payable following the closing of the sale of Thomson Learning); and (iii) participate in our company’s 2007 annual and long-term incentive bonus plans. If the sale occurs prior to December 31, 2007 and Mr. Schlosser remains employed for 90 days following the closing, he may also be entitled to receive pro-rata payments under our long-term incentive bonus plans for the 2005–2007 and 2006-2008 performance periods. In lieu of these pro-rated payments, Mr. Schlosser may elect to receive a retention bonus in an amount equal to 12 months’ base salary.

If Mr. Schlosser’s employment with our company is terminated other than for cause or voluntary resignation prior to the date that our company signs a definitive agreement to sell Thomson Learning, he will be entitled to receive from our company 24 months’ base salary as severance, certain amounts under our annual and long-term incentive bonus plans and certain health and welfare benefits and insurance coverage. If Mr. Schlosser’s employment is terminated other than for cause or voluntary resignation between the date that we sign a definitive agreement to sell Thomson Learning and the date that is 90 days after the closing, he will be entitled to receive similar amounts and benefits, along with acceleration of his equity-based compensation awards (or, at our company’s option, the cash equivalent thereof). In order to receive these benefits, Mr. Schlosser will be obligated to enter into a severance agreement and release with our company, which, among other provisions, will include covenants regarding non-disparagement, non-competition, confidentiality and the return of company property.

REPORT ON EXECUTIVE COMPENSATION

Overview

The Human Resources Committee of the Board is responsible for establishing, implementing and overseeing our compensation policies and programs. The Committee ensures that the total compensation paid to our named executive officers is fair, reasonable and competitive. The Committee has furnished the following report on executive compensation for 2006.

Compensation Philosophy and Objectives

The Committee’s overall philosophy and objectives regarding executive compensation are to:

•             Link compensation with our company’s annual and long-term strategic and financial objectives;

•             Align executives’ interests with those of Thomson shareholders, with the ultimate goal of improving shareholder value;

•             Encourage executives to achieve exceptional performance and provide an opportunity for our senior executives to be compensated in the top quartile of the compensation paid by our competitors when superior results are achieved;

•             Attract, motivate and retain high quality, key employees needed to support our financial, operational and strategic growth and success;

•             Provide flexibility to recognize and reward an individual executive’s performance, responsibilities, experience, skills, value and contribution to our company; and

•             Structure the compensation program to be regarded positively by Thomson shareholders, employees, the financial community and the public in general.

Executive Compensation Analysis

The Human Resources Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to Committee members on an ongoing basis and generally attend Committee meetings. The Committee has sole discretion over the terms and conditions of the Cook relationship. Cook maintains no other commercial relations with Thomson and does not provide any services to the company other than those provided directly to the Committee.

During 2006, the Cook firm conducted its annual analysis of our executive compensation structure and its form to ensure our company is competitive in this regard. The Cook firm reviewed our executive compensation program and provided guidance and analysis on plan design and market trends and practices. The Cook firm concluded that our program generally provides executives with competitive compensation opportunities, links compensation to performance and value creation, and is efficient from accounting, tax and cash flow perspectives. In 2006, utilizing guidance from the Cook firm, the Human Resources Committee made several changes to our company’s ongoing incentive plans, most notably the adoption of a share unit-based long-term incentive bonus and the introduction of a multi-year return on invested capital (ROIC) metric in this program (which complemented the existing adjusted EPS metric). The introduction of ROIC, in particular, was intended to better align our compensation practices with a key area of shareholder focus. In 2006, the Cook firm provided additional recommendations to the Human Resources Committee regarding the development and evaluation of some of our executive compensation awards. Some of the Cook firm’s recommendations include data and alternatives for the Committee to consider when making compensation-related decisions.

As most of our company’s senior executives are based in the United States, the group of companies used for comparative purposes typically represents a mix of primarily U.S. media and general industry companies and includes other information companies with which we compete that are located in other countries. The businesses that we choose for comparison may differ from one senior executive to another, depending on the nature of the business for which the particular executive has oversight or responsibilities. In addition to the analysis of specific peer companies conducted by the Cook firm in 2006, the Human Resources Committee utilized and relied upon independent market survey data that Towers Perrin provided to our company regarding executive compensation for organizations of comparable size and scope with which our company is most likely to compete for executive talent. The Human Resources Committee then used this data as part of its due diligence in determining salary, target bonus and long-term incentive amounts.

Total Compensation

A senior executive’s target total compensation typically comprises:

•             A base salary;

•             A performance-based annual incentive bonus, which is usually paid in cash;

•             Periodic grants (generally annual) of long-term incentives, such as stock options and/or restricted share units, which may be subject to performance-based and/or time-based vesting requirements;

•             Retirement and health and welfare-related benefits; and

•             In some instances, perquisites and other personal benefits.

In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, we consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence our short- and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through “at risk” performance-based compensation increases directly with an executive’s level of responsibility in the company. Similarly, the proportion of performance-based compensation that is tied to equity-based awards also increases directly with an executive’s level within the company. The Committee believes that this ensures that the senior-most executives are held most accountable for achievement of critical strategic and operating performance goals and for changes in shareholder value. As senior executives approach retirement age, there is generally less emphasis placed on equity-based long-term incentives, which decreases pressure executives feel to diversify their total net worth. The Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping our company competitive in the market for high-quality executives.

The table below shows the typical target weightings that we are currently seeking to assign to the different types of compensation for our named executive officers.

	Percentage of target total direct compensation
		Annual cash	Long-term equity	Long-term equity
	Base salary	incentive bonus	incentive – options	incentive – PRSUs	Total
Named executive officer	25%	25%	25%	25%	100%

The specific practices regarding each component of our executive compensation program are described below.

Base Salary

Base salary is typically determined annually by reference to an executive’s performance, an executive’s experience and competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with certain promotions and other changes in job responsibilities. Generally, as in the past, increases in 2006 base salaries were determined primarily by the performance of our company, of the part of our business in which the executive works, and of the individual executive. For an executive in one of our company’s segments, the most heavily weighted factors are the performance of that executive and that group. For an executive with corporate-wide responsibilities, the most heavily weighted factors are the performance of that executive and the performance of our company as a whole. In the past few years, most of our executives have had annual salary increases in the 3 to 5% range, consistent with salary increase guidelines for other employees.

The Human Resources Committee annually approves changes in base salary for senior executive officers, including the named executive officers. Salaries for our named executive officers (other than Mr. Harrington) are established in part on the basis of recommendations by Mr. Harrington and on the basis of the Board’s and Human Resources Committee’s assessments of the executives’ respective performance. Mr. Harrington’s salary is based on the Board’s and Human Resources Committee’s assessment of Mr. Harrington’s performance. The most recent salary reviews took place in December 2006.

Annual Cash Incentive Bonus

We use annual cash incentive bonus awards to motivate and reward senior executives for achievement of specified levels of financial and/or individual performance. Different types of bonus awards are often granted to compensate individual executives, but all focus on superior performance. Each Thomson business segment establishes awards within parameters we set that take into account the market conditions of the particular business. The awards are typically designed to reward the individual executive for the direct contribution that he or she can make to our company or his or her business.

Target annual cash incentive bonus awards are expressed as a percentage of each of the named executive officer’s base salary. For 2006, Mr. Harrington’s target bonus opportunity was 100% of his base salary, and the other named executive officers’ target bonus opportunities ranged from 100% (for Messrs. Daleo and Schlosser) to 125% (for Messrs. Shaffer and Hall) of their base salary. The Committee sets minimum (threshold), target and maximum levels for each component of the financial objective portion of the award. In 2006, the maximum level for named executive officers’ annual cash incentive bonuses was 200% of the target award. After the end of the year, the company measures its actual performance against the predetermined performance goals to determine the appropriate bonus amount earned, and the Committee determines the actual cash incentive bonus awards for our named executive officers in February following the close of our fiscal year.

In making determinations of the minimum, target and maximum levels, the Committee considers the company’s specific circumstances for the year. Targets are typically aligned with the company’s strategic operating plan and financial expectations. In general, the Committee sets targets so that the relative difficulty of achieving them is consistent from year to year.

For 2006, in order to increase our focus on the importance of free cash flow, which is an important metric of our performance, we added free cash flow growth to the annual bonus plan and assigned the following weightings to the financial performance objectives:

•             45% based on revenue growth;

•             45% based on adjusted operating profit growth; and

•             10% based on free cash flow growth.

For definitions of adjusted operating profit and free cash flow as used by our company, please see our MD&A for the year ended December 31, 2006.

In February 2007, the Committee determined that the annual cash incentive bonus payouts for the year ended December 31, 2006 as a percentage of the target award opportunity were as follows for our named executive officers: Mr. Harrington – 117.1%; Mr. Daleo – 117.1%, Mr. Shaffer – 117.1%; Mr. Hall – 133.5%; and Mr. Schlosser – 83.1%. Also in February 2007, the Committee approved the annual cash incentive bonus plan for 2007. No changes were made to the performance criteria, bonus targets or other design elements.

In December 2004, in lieu of receiving a greater amount of stock options as part of our annual grant, Mr. Shaffer was granted a special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Under the special award, Mr. Shaffer’s target bonus was $600,000 (payable in two installments) based on our revenue and adjusted operating profit growth for 2005. The threshold amount for 2005 was met and Mr. Shaffer earned a bonus of $618,000. The first payout of $309,000 occurred in March 2006. The second payout of the same amount will be made to Mr. Shaffer in March 2007. Mr. Shaffer was granted a similar award in December 2005 in lieu of receiving a greater amount of stock options that month. Under the new award grant, Mr. Shaffer’s target bonus was $300,000 (payable in one installment) based on our revenue, adjusted operating profit and free cash flow growth for 2006. In March 2007, we will make a payout of $351,300 to Mr. Shaffer for this award.

In 2006, in connection with our announcement to sell Thomson Learning, we also provided Mr. Schlosser with a special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Under the special award, Mr. Schlosser’s target bonus was $805,000 based on Thomson Learning meeting certain financial performance conditions in 2006. Mr. Schlosser earned a special bonus of $844,445, and the payout will occur in March 2007.

The Human Resources Committee approves awards for senior executive officers. Mr. Harrington or the chief executive officer of the relevant Thomson business segment generally approves awards for other executives, subject to the guidelines imposed by the Human Resources Committee.

Long-Term Incentive Bonus

We have granted a number of cash-based long-term incentive bonus awards to our key senior executives. The performance periods for the awards are typically three years, coinciding with our company’s operating planning cycles. Payments of long-term incentive awards are not made unless predetermined targets are met.

In February 2006, we modified the structure of our long-term incentive bonus awards to better align these awards with key drivers of total shareholder return. For new awards, we began issuing performance restricted share units (PRSUs) to certain senior executives who receive long-term incentives in lieu of long-term cash incentive bonuses. A description of the PRSUs is presented below.

Prior to 2006, our long-term incentive bonus awards were cash-based and were measured by different financial metrics over a three-year performance period. Similar to our current practice, total long-term cash bonuses cannot exceed 200% of the target award. In February 2007, the Committee determined that the payout percentage for our named executive officers for long-term incentive bonuses earned for the three-year performance period that ended December 31, 2006 was approximately 188.4% of the target award opportunity. The only outstanding cash-based long-term incentive bonus award opportunity is for the three-year performance period ending on December 31, 2007, which is payable in 2008.

Equity-Based Compensation Plans

Our equity-based compensation plans consist of a stock incentive plan and a phantom stock plan.

Stock Incentive Plan. Our stock incentive plan provides for the grant of non-qualified stock options, incentive stock options (ISOs), stock appreciation rights (SARs) and awards of RSUs, common shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of the common shares of our company at the date of the grant. To date, we have issued only stock options and RSUs (which include PRSUs) under the plan. Any employee or officer of our company (as may be determined by the Human Resources Committee) may be a participant in the plan. Non-employee directors are not eligible to participate in the plan.

Stock options, which have value only if our stock price increases, are used to align executive interests with those of our long-term shareholders. PRSUs are used to link a portion of compensation to the achievement of longer-term financial goals. Additionally, time-based RSUs are granted on a highly selective basis to high-performing, critical-to-retain executives. Equity-based awards utilize multi-year vesting schedules to encourage executive retention and provide strong incentives for superior long-term future performance.

We look to divide our named executive officers’ long-term equity awards between 50% stock options and 50% PRSUs. The blend of stock options and PRSUs is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to the company and strongly supportive of important strategic and human resource objectives over the long-term. Stock options reward executives for increases in shareholder value and thereby foster strong alignment between management and investors. Options also support important management retention objectives as a result of the vesting requirements. However, the retention power and cost efficiency may be diminished during periods in which stock price is flat or temporarily depressed because expense associated with options is fixed at the time of grant and based on a theoretical value. Costs associated with the PRSUs are variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to the company by tying expense recognition to the achievement of specific financial goals. Because the payout is tied to operational results, we believe that the PRSUs also create strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results, and mitigate the impact of stock price volatility on the retention power of the overall program.

All options granted in 2006 vest 25% per year over four years. The exercise prices for options granted in 2006 were based on the fair market value of our common shares on the grant date, which is the closing price of our common shares on the day before the grant. Since we amended the stock incentive plan in May 2005, we have been using the closing price of our shares on the New York Stock Exchange (NYSE). Options currently expire no later than10 years from the grant date.

PRSUs vest upon completion of a three-year performance cycle and entitle the holder to receive Thomson common shares if threshold performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for common shares may increase, decrease or remain the same depending on our company’s performance over the three-year period. For awards granted in 2006, the final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on our company’s adjusted EPS growth and 50% on our company’s ROIC performance over the three-year performance period (January 1, 2006 – December 31, 2008). PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares.

RSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. Vesting dates for RSUs granted in 2006 ranged from three to seven years. RSUs entitle executives to receive common shares of our company at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with our company or one of our subsidiaries on the vesting dates.

In 2006, we granted 380,000 options,192,098 time-based RSUs and 705,109 PRSUs. This represented approximately 0.2% of our common shares outstanding as of December 31, 2006. In comparison, in 2005, we granted 3,112,846 options, 201,194 time-based RSUs and no PRSUs. RSUs and PRSUs issued in 2006 and 2005 include additional units credited for dividend equivalents. As of December 31, 2006, total options, RSUs and PRSUs outstanding represented approximately 2.5% of our common shares outstanding. No annual option awards were granted in 2006, as the Human Resources Committee decided to move the timing of our annual grants from December 2006 to February 2007 to correspond with the compensation planning cycle for other direct compensation elements, including base salary increases and annual bonus decisions.

From time to time, we also grant off-cycle options to new executives, in connection with promotions and to reward exceptional performance. In 2006, as part of an emerging best practice for public companies, the Human Resources Committee adopted a new equity grant policy which sets forth approval requirements for off-cycle awards. Mr. Harrington is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed Mr. Harrington’s approval authority are submitted to the Human Resources Committee. In addition, under the new policy, unless Thomson is in a designated blackout period or is in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month. New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson or one of its subsidiaries. Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson or one of its subsidiaries. If Thomson is in a designated blackout period or otherwise is in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the blackout period has ended, or when Thomson is no longer in possession of material nonpublic information.

Options, RSUs and PRSUs are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

•             Options granted prior to February 2007 cease to be exercisable in the event that a participant ceases to be an employee or officer of our company or a subsidiary for any reason other than death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company. For these options, if the participant ceases to be an employee or officer of our company or a subsidiary for any of the reasons listed as exceptions immediately above, the options held by such participant become exercisable and remain exercisable for a period of between three months and one year after such date depending upon the circumstances and, in the case of early retirement, subject to a specified reduction in the number of common shares for which such option is exercisable. In the fourth quarter of 2006, the Human Resources Committee approved certain changes to the post-termination treatment of stock options beginning with our annual option grants made in February 2007. The changes are not applicable to grants made prior to February 2007. In particular, the Committee exercised its discretion under the stock incentive plan to extend the exercise period for vested stock options, beginning with new awards granted in February 2007:

°              Following termination due to “normal retirement” and “early retirement” to three years (from one year and six months, respectively), and

°              Following termination due to disability to one year (from six months).

The Committee also exercised its discretion to prescribe new definitions of “normal retirement” and “early retirement” for purposes of awards under the stock incentive plan, beginning with our annual option grants made in February 2007. No changes were made to the one-year exercise period post-termination for death, an employer ceasing to be a subsidiary of Thomson or involuntary termination for cause. If a grantee was eligible for normal retirement at the time of termination due to disability or death, his or her vested options will remain exercisable for three years after termination.

Under the new option awards granted in February 2007, if a grantee voluntarily terminates employment, then all options that are vested as of the date that the grantee ceases to be an employee remain exercisable for three months after termination. All options that are unvested as of the date that the grantee ceases to be an employee are forfeited. Involuntary termination without cause is treated in a similar manner.

•             For time-based RSUs, in the event that a participant ceases to be an employee or officer as a result of early retirement or for any reason other than death, normal retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, all unvested time-based RSUs are forfeited effective immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, normal retirement, disability or by reason of the employer of the participant ceasing to be a subsidiary of our company, all unvested RSUs vest in full effective immediately upon the occurrence of such event.

•             For PRSUs, in the event that a participant ceases to be an employee or officer for any reason other than death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, all PRSUs are forfeited immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, PRSUs vest in proportion to the participant’s active service as an employee (measured in calendar days) during the period commencing on the grant date and ending on the vesting date. For PRSUs awarded in 2006 as part of our annual grant, the vesting date is approximately three years from the grant date.

The stock incentive plan contains the following limitations:

•             The maximum number of common shares that may be issued under the plan is 40,000,000 (provided that not more than 4,000,000 common shares may be issued under grants other than stock options, SARs or RSUs). As of March 1, 2007, we had issued 1,979,350 common shares under the plan.

•             The maximum number of common shares that may be issued under plan awards held by any one person under the plan cannot exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of common shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one-year period is 2,000,000.

•             The maximum number of common shares that may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of our company (i) to all “insiders” may not exceed 10% of the number of outstanding common shares at such time determined on a non-diluted basis, and (ii) to an “insider” and such insider’s “associates” during any one-year period may not exceed 5% of the number of outstanding common shares at such time determined on a non-diluted basis.

•      The maximum number of common shares that may be issued through ISOs under the stock incentive plan may not exceed 4,000,000.

Information about grants under the stock incentive plan to our named executive officers is provided in the “Option/SAR Grants in 2006” table contained in this circular.

Phantom Stock Plan. If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of our company and our subsidiaries. After being employed with our company for a prescribed length of time, a holder of units is entitled to a cash payment based on the number of units and the increase, if any, in the market price of our common shares from the date of grant. We did not grant any phantom stock units in 2006.

Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, the Human Resources Committee does not take into account the amount of previous allocations under the plans. Rather, the Human Resources Committee makes grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. The Human Resources Committee does not consider it relevant whether an executive has exercised options or units previously granted.

Deferred Compensation Plan

A group of key executives, including our named executive officers, is eligible to participate in our deferred compensation plan, which allows participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan must be made before the beginning of the fiscal year. Certain participants in the plan are eligible to convert deferred cash into deferred share units (DSUs). Deferred cash may be converted into DSUs on the basis of the closing price of our common shares on the NYSE on the day before the deferral or conversion. If a participant elects to hold DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. We issue new common shares to satisfy our DSU obligations to participants. The maximum number of common shares which may be issued under our deferred compensation plan is 6,000,000. As of March 1, 2007, we had issued 14,508 common shares under this plan.

Employee Stock Purchase Plan

In the fourth quarter of 2005, we launched a new U.S. employee stock purchase plan, under which eligible employees, including our named executive officers, may purchase common shares of our company at a 15% discount. Employees who participate may contribute 1% to 10% of their eligible compensation through after-tax payroll deductions, up to a maximum of $21,250 (or the equivalent in other currencies) in a calendar year. On the last business day of each quarter, we use employees’ accumulated payroll deductions to purchase common shares for them. In 2006, we launched a similar employee stock purchase plan for our eligible Canadian and U.K. employees. In early 2006, we made certain administrative amendments to these plans. These amendments were within the discretionary authority of the Board of Directors under the terms of the plans and did not require shareholder approval. The maximum number of our common shares which may be issued under our employee stock purchase plans is 8,000,000. As of March 1, 2007, we had issued 948,342 common shares under these plans.

Retirement Benefits

Our company’s retirement benefits are designed to provide a competitive level of post-retirement income and a strong incentive for executives to remain with Thomson throughout their careers.

Pension and retirement plans. For information about the pension plans and other retirement benefits applicable to our named executive officers, see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

U.S. employees’ 401(k) retirement savings plan. We maintain a 401(k) retirement savings plan that covers substantially all of our U.S. employees, including most of our senior executives and all of our named executive officers. This plan is a tax-qualified company-sponsored retirement savings plan under which participating employees may contribute up to 25% of their compensation on a before-tax basis (16% for employees who are considered to be highly compensated). We also make a company matching contribution to amounts contributed by participating employees. During 2006, the maximum before-tax contribution that could be made by a participating employee was $15,000 per year (or $20,000 per year for certain participants age 50 and over). As of March 9, 2007, the plan had 17 different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so. For more information on company matching contributions made to our named executive officers, please see the “Summary Compensation Table” contained in this circular. In 2006, we made certain administrative amendments to the plan. These amendments were within the discretionary authority of the board of directors of the wholly-owned subsidiary that administers the plan and did not require shareholder approval. The maximum number of our common shares that may be issued under the plan is 9,000,000. As of March 1, 2007, we had issued 495,665 common shares under this plan.

Perquisites and Other Personal Benefits

Thomson provides its named executive officers with perquisites and other personal benefits that the company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the company to attract and retain superior employees for key positions. For our named executive officers, these perquisites and benefits include executive medical coverage, use of company automobiles and corporate aircraft, tax preparation and financial planning assistance and payment of club dues. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

Share Ownership

We believe that the use of long-term equity-based incentive compensation programs further aligns the interests of our senior executives with those of our shareholders and enables them to share in the long-term growth and success of our company. In 2002, we approved share ownership guidelines for some of our senior executives that require them to maintain an equity interest in our company with a value equal to a multiple of their salary. In 2006, we increased the salary multiples in our guidelines. The highest current multiple is five times salary and the lowest is one times salary. The values of DSUs and common shares acquired pursuant to our deferred compensation plan, U.S. employees’ 401(k) retirement savings plan and employee stock purchase plans count toward meeting the share ownership requirement. Unvested RSUs and PRSUs and all stock options do not count toward the guidelines. There is no longer a deadline for complying with the share ownership requirements. Senior executives subject to our current share ownership guidelines must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until they have attained the share ownership requirements. Mr. Harrington currently exceeds his share ownership requirements. Mr. Daleo and Mr. Hall are currently required to retain 50% of the common shares that they acquire until they attain their share ownership requirements.

The following table sets forth the applicable share ownership requirement and actual share ownership (each as a multiple of base salary) for Messrs. Harrington, Daleo and Hall. Mr. Shaffer is no longer subject to these guidelines as a result of his retirement as of December 31, 2006. In addition, Mr. Schlosser is no longer subject to these guidelines as a result of the pending sale of Thomson Learning.

	Required share ownership –	Actual share ownership –
Name	base salary multiple	base salary multiple
Richard J. Harrington	5x	12.3x
Robert D. Daleo	3x	2.6x
Brian H. Hall	3x	2.0x

Chief Executive Officer’s Compensation

The structure of Mr. Harrington’s compensation is similar to that of other senior executives of our company. In setting
Mr. Harrington’s compensation, the Human Resources Committee uses the same philosophy and guiding principles described above and refers to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. As Mr. Harrington is based in the United States, the group of companies used for comparative purposes represents a mix of primarily U.S. media and general industry companies including other information companies with which we compete. For 2006, Mr. Harrington received an increase in his annual salary, based on merit, of 3.5%. His resulting annual salary in 2006 was $1,420,000. Mr. Harrington’s base salary for 2007 is $1,474,000, representing a 3.8% increase from 2006.

Mr. Harrington’s compensation also includes equity-based compensation awards under our stock incentive plan and annual and long-term incentive bonus awards. Similar to those of our other named executive officers, Mr. Harrington’s annual incentive bonus earned for 2006 was weighted 45% based on revenue growth, 45% based on adjusted operating profit growth and 10% based on free cash flow growth. Mr. Harrington’s long-term cash incentive bonus earned for the three-year performance period which ended on December 31, 2006 was based on certain adjusted EPS targets. Based on our company’s performance, Mr. Harrington earned a 2006 annual cash incentive bonus of $1,662,820 and a long-term cash incentive bonus of $1,551,286.

Mr. Harrington ordinarily would have received options as part of our annual grant in December 2005, but the Human Resources Committee needed additional time to formulate his long-term equity-based incentive award. In February 2006, Mr. Harrington was granted 265,000 options and 50,000 PRSUs. In February 2007, Mr. Harrington was granted 221,700 options and 35,500 PRSUs. As a result, Mr. Harrington’s long-term incentive opportunity is now split approximately 50% between options and PRSUs.

Mr. Harrington’s options vest 25% per year over a four-year period. Mr. Harrington’s PRSUs vest after approximately three years, and entitle him to receive Thomson common shares if performance goals are achieved. At the time that Mr. Harrington’s PRSUs vest, the number of units to be redeemed for common shares may increase, decrease or remain the same depending on our company’s performance over the three-year period. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on our company’s adjusted EPS growth and 50% on our company’s ROIC performance over the three-year performance period. Mr. Harrington’s PRSUs will also accumulate additional units based on notional equivalents of dividends paid on our common shares.

In February 2007, the Human Resources Committee also made a special grant of 24,100 time-based RSUs to Mr. Harrington. All of these RSUs will vest in February 2009.

The Human Resources Committee reviewed Mr. Harrington’s performance in 2006, considering strategic, financial and operational components. Under Mr. Harrington’s leadership in 2006:

•             Thomson delivered another year of solid financial performance. In particular, our company achieved an 8% increase in revenues, full year EPS was up 22% and free cash flow grew 21%. In 2006, the company had 6% revenue growth from existing businesses. Thomson’s electronic solutions, software and services achieved strong revenue growth in 2006, and comprised approximately 80% of our company’s 2006 revenues.

•             The company launched the THOMSONplus initiative in mid-2006, which is already driving efficiencies. THOMSONplus is a coordinated series of initiatives that are designed to increase our company’s organizational efficiency and effectiveness by leveraging technology and scale and adopting industry best practices. The result is a common, robust infrastructure that can be leveraged across our company.

•             As part of the company’s efforts to optimize the business portfolio to improve growth and returns, the company announced a decision in 2006 to sell Thomson Learning and also refined its internal investment process.

•             Thomson was successful in further developing and deploying innovative workflow solutions that meet our customers’ needs.

•             Mr. Harrington also was instrumental in initiating our company’s organizational realignment which became effective on January 1, 2007, as well as other important senior management changes and succession planning. The Human Resources Committee believes that these and other changes have strengthened our company’s senior management structure and succession planning and have established the right team to ensure our continued success.

The Human Resources Committee believes that Mr. Harrington’s compensation structure is consistent with compensation programs offered by the company’s significant competitors, aligns Mr. Harrington’s interests with those of our shareholders and appropriately compensates Mr. Harrington for the long-term success of the company.

Composition of the Human Resources Committee

This report on executive compensation has been approved by the Human Resources Committee, the members of which are set out below.

Steven A. Denning (Chair)	Michael J. Sabia
W. Geoffrey Beattie	Richard M. Thomson
V. Maureen Kempston Darkes	John A. Tory

Mr. Sabia became a member of the Committee in November 2006 in connection with his appointment to the Board. All of the Committee members except for Messrs. Beattie and Tory have been determined by the Board of Directors to be independent.
Mr. Beattie is an executive officer of Woodbridge and certain companies affiliated with it, and he is also the Deputy Chairman of our Board. Mr. Tory is a director and former executive officer of Woodbridge and certain companies affiliated with it (other than our company), a former Deputy Chairman of our Board and a former officer of some of our subsidiaries.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our auditors, the performance of our internal audit function and independent auditors, and any additional matters delegated to the Audit Committee by the Board. More information about the Audit Committee is contained in the “Statement of Corporate Governance Practices” section of this circular.

In 2006, the Audit Committee met with various members of Thomson’s senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In 2006, in the course of fulfilling its mandate, the Audit Committee focused on several topics, which included:

•             Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related management’s discussion and analysis. The Committee also reviewed other disclosures, including Thomson’s earnings press releases and annual information form and annual report on Form 40-F;

•             Reviewing the scope and plans for the audit of the company’s financial statements;

•             Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services, as further described in the “Appointment of Auditors” subsection of the “Business of the Meeting” section of this circular;

•             Discussing with PricewaterhouseCoopers LLP:

°              Its independence from Thomson (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

°              All critical accounting policies and practices used or to be used by Thomson,

°              All alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and

°              All other matters required to be communicated under generally accepted auditing standards;

•             Receiving periodic updates on Thomson’s guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and

•             Receiving periodic updates from Thomson’s Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.

The Audit Committee also played a role in Thomson management’s first report on internal control over financial reporting. In February 2007, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its attestation report on management’s assessment of internal control over financial reporting and its review and report on Thomson’s internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as the company’s independent auditors to serve until the next annual general meeting of shareholders in 2008, and that the Board submit this appointment to Thomson’s shareholders for approval at the 2007 annual meeting.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that the Board approve the filing of the audited consolidated financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2006 with the Canadian securities regulatory authorities, the filing of the Form 40-F for the year ended December 31, 2006 with the SEC, and the inclusion of the audited consolidated financial statements in the company’s annual report to shareholders for the year ended December 31, 2006.

This report has been approved by the Audit Committee, the members of which are set out below.

Vance K. Opperman (Chair)	John M. Thompson
Ron D. Barbaro	Richard M. Thomson
Roger L. Martin

PERFORMANCE GRAPHS

The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on Cdn$100 invested in our shares on December 31, 2001 with the cumulative total return of the S&P/TSX Composite Index over the same period. A significant portion of our revenues are generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, an appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. 2006 was the fourth consecutive year that the Canadian dollar strengthened against the U.S. dollar.

Cumulative Value of a Cdn$100 Investment

Cumulative Value of a US$100 Investment

The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on US$100 invested in our shares on June 11, 2002 with the cumulative total return of the S&P 500 Composite Index over the same period. Our common shares were listed on the NYSE on June 11, 2002.

COMPENSATION OF DIRECTORS

The table below sets forth the annual retainers and attendance fees (in U.S. dollars) paid to our non-management directors in 2006.

Annual retainer for directors	80,000
Annual retainer for Human Resources Committee and Corporate Governance Committee Chairs	5,000
Annual retainer for Audit Committee Chair	10,000
Each Board or committee (excluding Audit Committee) meeting attended	1,000
Each Audit Committee meeting attended	2,000
Annual retainer for Chairman	500,000
Annual retainer for Deputy Chairman	250,000

Effective in February 2007, the Chairs of the Human Resources Committee and Audit Committee will each be paid an annual retainer of $10,000.

Director Compensation

The following table reflects compensation earned by our non-management directors in 2006. The amounts are actual amounts earned in respect of 2006 in DSUs and cash, as further discussed below. Neither the Chairman (David K.R. Thomson) nor the
Deputy Chairman (W. Geoffrey Beattie) receives an attendance fee. Management directors do not receive compensation for their services as directors.

		Committee	Board	Committee
	Board	Chair	attendance	attendance
Name	retainer ($)	retainer ($)	fees ($)	fees ($)	Total fees ($)
David K.R. Thomson	500,000	–	–	–	500,000
W. Geoffrey Beattie	250,000	–	–	–	250,000
Ron D. Barbaro	80,000	–	11,000	17,000	108,000
Mary Cirillo	80,000	–	10,000	3,000	93,000
Steven A. Denning	80,000	5,000	12,000	5,000	102,000
V. Maureen Kempston Darkes	80,000	–	12,000	8,000	100,000
Roger L. Martin	80,000	–	12,000	14,000	106,000
Vance K. Opperman	80,000	10,000	12,000	14,000	116,000
Michael J. Sabia[1]	20,000	–	–	1,000	21,000
John M. Thompson	80,000	5,000	11,000	17,000	113,000
Kenneth R. Thomson[2]	40,000	–	5,000	–	45,000
Peter J. Thomson	80,000	–	12,000	–	92,000
Richard M. Thomson	80,000	–	11,000	19,000	110,000
John A. Tory	80,000	–	12,000	5,000	97,000
Total	1,610,000	20,000	120,000	103,000	1,853,000

1             Mr. Sabia was appointed to the Board in November 2006.

2             Mr. Thomson died in June 2006.

Deferred Share Units. Under our non-management director share plan, non-management directors (except for the Chairman and Deputy Chairman) must receive at least one-third of their annual retainer in common shares or DSUs. In 2006, all but four of our directors who participate in the plan received 100% of their fees in DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive DSUs, units representing the value of our common shares are credited to the director’s account based on the market value of a share. DSUs are paid to the director within one year following termination of Board service. Payment is made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. We believe this plan further aligns the interests of our directors with those of our shareholders.

Share Ownership Guidelines. Pursuant to our corporate governance guidelines, our directors are required to hold common shares or DSUs having a value equal to five times their annual retainer. Directors have until the later of January 20, 2008 or five years from the date of their election or appointment to the Board to comply with this requirement.

Directors are also reimbursed by the company for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As at March 9, 2007, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of our company and our subsidiaries owing to our company or any of our subsidiaries.

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

Our by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have in the past maintained insurance for the benefit of our directors and officers against any liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of our company. We have entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals substantially on the same terms and conditions as would apply under our directors’ and officers’ insurance policy. A third party administrator will manage any claims under the indemnity. We will pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance. This arrangement with Woodbridge was a related party transaction that was reviewed by our Corporate Governance Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Governance

Our governance structure is designed to permit our Board to responsibly supervise the management of the business and affairs of our company. The Board’s principal responsibilities are strategic planning, risk identification and financial and human resources oversight.

We believe that sustainable value creation for all shareholders, including, in particular, shareholders other than the Thomson family, will be fostered through a Board that is informed and engaged and that functions independently of management.

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with our Board. Our Board practices are set out in our corporate governance guidelines, which our Corporate Governance Committee reviews annually, together with our committee charters. Our corporate governance guidelines deal with issues such as Board duties and responsibilities, share ownership requirements and conflicts of interest, and are analogous to a Board mandate. The guidelines and committee charters are posted in the “Investor Relations” section of our website at www.thomson.com. In addition, a copy of the guidelines is attached to this circular as Annex A.

Board and Committee Composition

The Board believes that its composition and procedures and those of its committees ensure that the Board functions independently of management. Position descriptions for the Chairman of the Board and for the chair of each committee have been approved by the Board and help ensure the independent operations of the Board and its committees.

In 2006, the Board held 12 meetings. In January of each year, the Board has a meeting focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, financial projections and other key performance indicators for our company. A separate meeting later in the year is devoted solely to broader strategic considerations for our businesses. These strategy sessions allow our directors to discuss and shape our company’s priorities and objectives. Throughout the year, our directors are updated on our strategic progress as part of regular Board and committee meetings.

Our Board meetings are typically held in Toronto. The Board generally meets once a year at the offices of one of our company’s businesses in order to meet operating management and develop a deeper understanding of a particular business or market group. In 2006, the Board met in London, England. Directors had an opportunity to meet with local management of various U.K.-based Thomson businesses. At the conclusion of all Board meetings, the non-management directors meet as a group. W. Geoffrey Beattie, the Deputy Chairman, chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management.

Our independent directors meet at least once each year without management directors or directors affiliated with our controlling shareholder. These meetings, which follow a regularly scheduled Board meeting, are chaired by John M. Thompson, the Chair of the Corporate Governance Committee. Mr. Thompson develops the agenda, although the discussion need not be limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. Mr. Thompson reports on the substance of these meetings to the Chairman and the Deputy Chairman. One such meeting took place in 2006.

To assist the Board in operating independently of management, we also have a Secretary to the Board who reports to the Chairman and who also acts as secretary to each of the committees of the Board.

The Board periodically considers the principal financial, accounting, legal, operational and other risks facing our company and the steps that our management is taking to monitor and mitigate these risks. The Board also periodically receives reports on our company’s operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. We have a secure intranet site for the Board that is used to distribute information and to foster communication among directors and between directors and senior management.

A director can retain an outside advisor with the approval of the Corporate Governance Committee. In 2006, the Human Resources Committee retained an independent consulting firm, Frederic W. Cook & Co., Inc., to advise it on compensation matters relating to senior management. The Cook firm reviewed our executive compensation program and provided guidance and analysis on plan design and market trends and practices. All of the fees paid by our company to the Cook firm were for work requested by the Human Resources Committee. In 2006, the Human Resources Committee also utilized and relied upon independent market survey data that Towers Perrin provided to our company regarding executive compensation for organizations of comparable size and scope with which our company is most likely to compete for executive talent. Towers Perrin also provides consulting and advisory services to our Corporate Human Resources Department. In 2006, the Corporate Governance Committee retained an independent law firm to review the structure we use to insure and indemnify our directors and officers.

Independent Directors

In February 2007, our Board conducted its annual assessment of the independence of each of its members. In determining independence, the Board examined and relied on the definition of “independent” in the NYSE listing standards and as referenced in National Instrument 58-101. The Board also reviewed the results of annual questionnaires completed by each director. After considering a wide variety of factors and information disclosed by each director, our Board has determined that of the 15 directors standing for election, nine are independent. At our meeting of shareholders in May 2006, 15 directors were elected, of whom eight are independent.

•             Two of our directors (Messrs. Harrington and Daleo) are not independent because they are members of senior management of Thomson.

•             Three of our directors (David K.R. Thomson, Peter J. Thomson and W. Geoffrey Beattie) are directors and executive officers of Woodbridge, our controlling shareholder, or its affiliates other than our company, and one of our directors (John A. Tory) is a director and former executive officer of Woodbridge and its affiliates other than our company. None of these individuals is a member of The Thomson Corporation’s management team. While the Board considers these directors’ interests to be fully aligned with the interests of minority shareholders, and although they do not act as part of our executive management, the NYSE listing standards and National Instrument 58-101 suggest that they be considered not independent. Kenneth R. Thomson, the former Chairman of Woodbridge, was a director until his death in June 2006.

•             The independent directors are Mary Cirillo, V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Martin, Opperman, Sabia, Thompson and Richard M. Thomson. Richard M. Thomson is not related to David K.R. Thomson and Peter J. Thomson. In determining that all of these directors are independent, the Board considered all relevant facts and circumstances, including that in the normal course of business, The Thomson Corporation provides services to, and receives services from, companies that some of our directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal’s Westlaw service. The Board determined that these types of relationships were immaterial. In particular, the Board acknowledged that Messrs. Denning and Thompson were also directors of companies that our company has a relationship with, but determined that these relationships were not material and did not preclude a finding of independence.

°              Mr. Denning, one of our independent directors, is also a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five-year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2006 and 2005, we paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the Board of Directors.

°              Mr. Thompson, another of our independent directors, is the non-executive independent Chairman of the Board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our company’s recent offerings of debt securities in Canada.

Pursuant to applicable rules, the Chairman cannot be considered independent because he is an executive officer of Woodbridge, which is our controlling shareholder. As Chairman, David Thomson directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to carry out its functions, and facilitating a constructive relationship between the Board and senior management.

Controlled Company

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board and solely independent directors on its compensation committee and corporate governance committee. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors.

Thomson is controlled by Woodbridge, which beneficially owned approximately 66% of our common shares as of March 9, 2007. As of that date, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of our common shares. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee. Accordingly, the Board has approved the company’s reliance on the controlled company exemption. Nine of our current 15 directors are independent of both management and the controlling shareholder, with the result that a majority of the directors independently represent the 30% interest in our company held by shareholders other than Woodbridge and other companies affiliated with it.

Committees

The Board operates with three committees. In September 2006, the Board approved a recommendation of the Corporate Governance Committee that the Finance Committee be disbanded. Changes in the authority of management to act in certain areas, as well as a more proactive Board agenda-building process, meant the Finance Committee no longer had a meaningful role to play. Members of the Finance Committee prior to its disbandment were David K.R. Thomson and Messrs. Beattie and Tory.

Each Board committee operates under a written charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Board for changes. The charters were last reviewed and approved in February 2007. All of these charters are available in the “Investor Relations” section of our website at www.thomson.com. Below is a brief description of the responsibilities of each committee.

Audit Committee. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditors, the performance of our internal audit function and independent auditors, and any additional matters delegated to the Audit Committee by the Board.

The Audit Committee is responsible for the hiring of the independent auditors, and communicates directly with the independent auditors and our internal audit department. The Audit Committee is also responsible for overseeing management reporting and internal control systems. The Audit Committee has adopted a policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors. For more information, please see the “Appointment of Auditors” subsection of the “Business of the Meeting” section of this circular.

The Audit Committee has adopted procedures for the receipt, retention and treatment of any complaints received by our company regarding accounting, internal accounting controls, or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures are set forth in our Code of Business Conduct and Ethics, which is discussed below.

The Board has determined that all members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules and as this term is defined in our corporate governance guidelines. In addition, the Board has concluded that Richard M. Thomson is qualified as an “audit committee financial expert” (within the meaning of applicable SEC rules) and that he has “accounting or related financial management expertise” (within the meaning of the NYSE listing standards).

A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth in Section 8 (“Directors and Officers”) and Schedule A, respectively, of our company’s annual information form dated March 1, 2007.

The members of the Audit Committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. The Board has determined that all of the Audit Committee members are independent. The Audit Committee met seven times in 2006.

Corporate Governance Committee. The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the size, composition and structure of the Board and its committees, including the nomination of directors, the company’s overall approach to corporate governance, related party transactions and other matters involving conflicts of interest, orientation and continuing education for directors, and director compensation. The Corporate Governance Committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and consistent with the responsibilities and risks associated with being an effective director. To this end, the Corporate Governance Committee periodically reviews director compensation in the marketplace. The Corporate Governance Committee has developed position descriptions for the Chairman of the Board and the Chair of each Board committee, and is also responsible for any additional matters delegated to it by the Board.

The members of the Corporate Governance Committee are John M. Thompson (Chair), Ron D. Barbaro, W. Geoffrey Beattie, Mary Cirillo and V. Maureen Kempston Darkes. The Board has determined that all of the Corporate Governance Committee members, except for Mr. Beattie, are independent. The Corporate Governance Committee met three times in 2006.

Human Resources Committee. The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the selection and retention of senior management, the compensation of senior management, professional development for senior management, the management of pension and benefit plans for employees, and any additional matters delegated to the Human Resources Committee by the Board. These responsibilities include considering policies and procedures for succession planning, including planning in the event of an emergency or retirement of our Chief Executive Officer and other key senior executives.

The Human Resources Committee sets objectives each year for the President and Chief Executive Officer. The Board is later advised of the objectives. The Human Resources Committee also evaluates the performance of the Chief Executive Officer against these objectives at year end. The Human Resources Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee has developed a written position description for the President and Chief Executive Officer.

The members of the Human Resources Committee are Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Michael J. Sabia, Richard M. Thomson and John A. Tory. The Board has determined that all of the Human Resources Committee members, except for Messrs. Tory and Beattie, are independent. The Human Resources Committee met five times in 2006.

Board, Committee and Director Assessment Process

The Corporate Governance Committee undertakes an annual structured review of the operations of the Board and its committees. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of Board and committee meetings are developed annually and given to directors. Some years, the questionnaire is more focused on particular issues. The individual responses, which are confidential, are consolidated by the Secretary to the Board and reported to the Corporate Governance Committee and the Board. The process, most recently completed in February 2007, has resulted in changes in Board and committee practices and refinements of the annual agenda of matters the Board reviews.

The Board also follows a process for peer reviews of individual directors. The Chair of the Corporate Governance Committee interviews each director regarding his or her self assessment and peer assessment against a set of criteria. Feedback is provided in a second meeting held by the Chair of the Corporate Governance Committee with each director. The performance of the Chair of the Corporate Governance Committee is reviewed by the Deputy Chairman following a process similar to that used for the other peer reviews. This process was most recently completed in 2006.

Director Qualifications and Board Size

The Corporate Governance Committee is responsible for assessing the skills and backgrounds of current directors and those areas that could complement the operations of the Board, the need for new directors and their preferred experience and qualifications. The Corporate Governance Committee is also responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Board as a whole. The Corporate Governance Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee’s assessment of the Board’s composition.

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements of Board members.

Director Recruitment, Orientation and Education

Our Corporate Governance Committee maintains an ongoing assessment of the Board’s composition with respect to experience, qualifications and other factors. One new director, Michael J. Sabia, was added to the Board in 2006. Mr. Sabia, who was previously known to several directors, was identified by the Corporate Governance Committee as having skills and experience relevant to our Board. Mr. Sabia then met with our Chairman, Deputy Chairman, the Chair of our Corporate Governance Committee and our Chief Executive Officer. Mr. Sabia also had met in 2006 with Kenneth R. Thomson prior to Mr. Thomson’s death. After the Corporate Governance Committee and the full Board considered Mr. Sabia’s experience and skills, he was asked if he would accept an appointment to the Board and be willing to stand for election by shareholders at the upcoming meeting.

We provide new directors with orientation materials describing the business of our company, our corporate governance structure and related policies and information. New directors also have meetings with our Chief Executive Officer, Chief Financial Officer and other senior executives, including the heads of our major business groups. Early in their tenure, opportunities are provided to new directors to visit some of our major facilities and meet with operations management. The Board’s secure website, monthly management reports and other means of communications provide our directors with information to ensure their knowledge and understanding of our business remain current.

Directors are entitled to attend external continuing education opportunities at our expense. Internal continuing education initiatives are generally undertaken at the committee level.

Majority Voting Policy

In February 2007, the Board of Directors adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman of the Board, to be effective when accepted by the Board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will have 90 days from the annual meeting to make and publicly disclose its decision.

Director Attendance

Full attendance is expected from our directors at our Board and committee meetings and at the annual meeting of shareholders. In 2006, the Board met 12 times. Six of our 10 scheduled Board meetings were held in person. Two additional telephonic meetings were held during the year. Every director attended more than 80% of Board meetings and 100% of committee meetings. The following table sets forth the attendance of our directors at Board and committee meetings in 2006.

Meetings attended
Director	Board	Committee
David K.R. Thomson	12 of 12	1 of 1
W. Geoffrey Beattie	12 of 12	9 of 9
Richard J. Harrington	12 of 12	–
Ron D. Barbaro	11 of 12	10 of 10
Mary Cirillo	10 of 12	3 of 3
Robert D. Daleo	12 of 12	–
Steven A. Denning	12 of 12	5 of 5
V. Maureen Kempston Darkes	12 of 12	8 of 8
Roger L. Martin	12 of 12	7 of 7
Vance K. Opperman	12 of 12	7 of 7
Michael J. Sabia[1]	–	1 of 1
David H. Shaffer[2]	5 of 5	–
John M. Thompson	11 of 12	10 of 10
Kenneth R. Thomson[3]	5 of 5	–
Peter J. Thomson	12 of 12	–
Richard M. Thomson	11 of 12	12 of 12
John A. Tory	12 of 12	6 of 6

1             Mr. Sabia was appointed to the Board and the Human Resources Committee in November 2006.

2             Mr. Shaffer did not stand for re-election to the Board in May 2006.

3             Mr. Thomson died in June 2006.

Transactions Involving Directors or Officers

In the case of any transaction or agreement in respect of which a director or executive officer of our company has a material interest, the director or officer is required to disclose his or her interest. Where applicable, he or she is also generally required to exclude him or herself from any deliberations or voting relating to such transaction or agreement. Related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller. The Code was most recently revised and approved by the Board in January 2007. All of our employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to further promote a culture of ethical business conduct through the company, most of our employees are required to take a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code and our ethics hotline from our General Counsel. No material violations were reported in 2006. Also, no waivers under the Code were sought by or granted to our directors or executive officers in 2006. A copy of the Code is available on our website at www.thomson.com as well as at www.sedar.com and www.sec.gov.

Corporate Communications

As part of our governance structure, the Board has ensured that an appropriate procedure is in place so that inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations professionals or referred to an appropriate person in the company. In 2006, our company adopted an updated disclosure policy in this regard. Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public on our website. The Board reviews and approves the contents of major disclosure documents, including our quarterly and annual financial statements and MD&A, annual information form/Form 40-F and this circular.

Communications with the Board

Shareholders and other interested parties may contact our Board or our non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada or by e-mail at board.secretary@thomson.com. David K.R. Thomson presides over Board meetings. Mr. Beattie and Mr. Thompson preside over meetings of our non-management directors and independent directors, respectively.

SHARE REPURCHASE PROGRAM

Our company has filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 15,000,000 common shares. The notice provides that our company may purchase these shares between May 5, 2006 and May 4, 2007 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2006, we repurchased 10,680,600 common shares. A copy of the notice is available at www.sedar.com and www.sec.gov or may be obtained without charge from our Investor Relations Department at the address listed below.

ADDITIONAL INFORMATION

In addition to being available at www.thomson.com, our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are also available in print to any shareholder who requests a copy in writing to: The Thomson Corporation, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States. Requests may also be sent by e-mail to investor.relations@thomson.com.

Financial information about our company is provided in our comparative consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2006. You can obtain copies of these financial statements and our MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You will also find these financial statements and MD&A at www.thomson.com.

Additional information relating to our company, including our other continuous disclosure materials, is available on our website, www.thomson.com, the Canadian Securities Administrators’ website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov.

DIRECTORS’ APPROVAL

The contents and sending of this circular to shareholders of the company have been approved by the Board of Directors of the company.

David W. Binet
Secretary to the Board of Directors
Toronto, Ontario

March 15, 2007

ANNEX A – CORPORATE GOVERNANCE GUIDELINES

(As approved by the Board of Directors on February 23, 2007)

1.              General

The Board of Directors of The Thomson Corporation believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Corporate Governance Committee which it established in 1994.

The Board has adopted these guidelines, which reflect the Corporation’s commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and stock exchange rules and requirements.

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to sustainable value creation for all shareholders. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls. The Board believes that the Corporation is best served by a board of directors that functions independently of management and that is informed and engaged.

The Corporate Governance Committee will review these guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate in light of the Corporation’s needs and legal and regulatory developments.

2.              Board Composition

(a)         Board Membership Criteria

The Corporate Governance Committee is responsible for assessing the need for new directors, the preferred experience and qualifications for new directors, and the skills and competencies that the Board, its committees, individual directors and candidates should possess. The Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents which would enhance the Board and overall management of the business and affairs of the Corporation. Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of the Corporation relative to its principal competitors. Directors must be able to dedicate sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Corporate Governance Committee and, if determined appropriate by the Corporate Governance Committee, resign from the Board.

(b)         Director Independence

The Board’s composition and procedures are designed to permit it to function independently from management and to promote and protect the interests of all shareholders, in particular shareholders other than the Thomson family. The Board believes that, except during periods of temporary vacancies, no fewer than half of its members should be independent.

The Board determines whether a director is independent. In determining independence, the Board relies on the definition of “independent” as referenced in National Instrument 58-101 “Disclosure of Corporate Governance Practices” and the New York Stock Exchange (NYSE) listing standards. Generally, an independent director means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is a relationship which could, in the Board’s determination, reasonably interfere with the exercise of a director’s independent judgment.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management information circular for the Corporation’s annual meeting of shareholders. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Four of the directors of the Corporation are executive officers of The Woodbridge Company Limited, a private company that is the primary investment vehicle for members of the family of the late first Lord Thomson of Fleet, or Woodbridge’s affiliates other than the Corporation (David Thomson, the current Chairman, W. Geoffrey Beattie, the current Deputy Chairman, Peter J. Thomson and John A. Tory). The NYSE listing standards suggest that directors in such a relationship with the Corporation be considered not independent. The Board believes that, given that there are no material relationships between any of them and the Corporation or between Woodbridge and the Corporation which affect their independence, other than Woodbridge’s ownership of common shares of the Corporation, Woodbridge’s interests as a shareholder of the Corporation are fully aligned with those of the Corporation’s other shareholders. Nevertheless, the Board does not classify these directors as independent directors.

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board. The listing standards permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Woodbridge Company Limited is the principal and controlling shareholder of the Corporation. The Board has approved the Corporation’s reliance on the controlled company exemption.

(c)          Board Size

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members, and that it may need to increase beyond that from time to time in anticipation of retirements from the Board.

(d)         Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it should establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.

(e)          Board Succession

The Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(f)            Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman or Deputy Chairman in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

3.              Board Duties and Responsibilities

The directors’ primary responsibility is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)         Appointment and Supervision of the Chief Executive Officer and Senior Management

The Board appoints and supervises the Chief Executive Officer and other members of the Corporation’s senior management, approves their compensation and, as permitted by applicable law, delegates to senior management responsibility for the day-to-day operations of the Corporation.

The Board will satisfy itself that a process is in place to provide for the development, evaluation and succession of the Chief Executive Officer and other members of senior management. The Board will establish and maintain a position description for the Chief Executive Officer.

The Board will satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management, including confirming that the Chief Executive Officer and other members of senior management create a culture of integrity throughout the Corporation.

For purposes of these guidelines, references to “senior management” mean executives of the Corporation or its business groups as determined from time to time by the Board.

(b)         Strategic Planning and Risk Management

The Board will establish and maintain the Corporation’s mission, values, long-term strategic goals, performance objectives and operational policies. In this regard, the Board will:

•             Review and approve on an annual basis a business plan developed with management which includes rigorous but realistic goals;

•             Adopt a strategic planning process and review and approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•             Approve strategic and operational policies within which management will operate in relation to capital expenditures, acquisitions and dispositions, disclosure and communications, finance and investment, risk management, human resources, internal financial and disclosure controls and management information systems;

•             Set annual corporate and management performance targets;

•             Confirm that a system is in place to identify the principal risks facing the Corporation and its businesses and that appropriate procedures and systems are in place to monitor, mitigate and manage such risks; and

•             Confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters.

(c)          Financial Reporting and Management

The Board will:

•             Approve the Corporation’s annual and interim financial statements and related management’s discussion and analysis and review and oversee the integrity of the Corporation with regard to its compliance with applicable audit, accounting and financial reporting requirements;

•             Approve annual operating and capital budgets;

•             Confirm the integrity of the Corporation’s internal control and management information systems; and

•             Review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)         Disclosure and Communications

The Board will satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders. In this regard, the Board will approve a corporate disclosure policy for the Corporation and will confirm that a process is in place to disclose all material information in compliance with the Corporation’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

(e)          Corporate Governance

The Board will:

•             Develop the Corporation’s approach to corporate governance, including establishing appropriate principles and guidelines relating to corporate governance that are specifically applicable to the Corporation and practices to facilitate the Board’s independence;

•             Establish committees and approve their respective charters and the limits of authority delegated to each committee;

•             Establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees;

•             Approve the nomination of directors;

•             Review the adequacy and form of directors’ compensation to confirm that it realistically reflects the responsibilities and risks involved in being a director;

•             Arrange for non-management directors to meet at least quarterly without management present and for independent directors to meet at least annually; and

•             Ensure that sufficient funds are available for its effective operation and that of its committees.

(f)            Approval of Certain Other Matters

The Board must approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation. The Board may also reserve to itself the right to approve certain matters notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

4.              Controlling Shareholder

As of the date hereof, The Woodbridge Company Limited is the principal and controlling shareholder of the Corporation.

Woodbridge’s primary investment is its holding of common shares of the Corporation. In its involvement with the Corporation, Woodbridge focuses principally on the following matters:

•             Corporate governance, including the effectiveness of the Board;

•             The appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•             The development of the long-term business strategy of the Corporation and assessment of its implementation; and

•             Capital strategy.

With its expertise in dealing with these matters and its substantial equity investment in the Corporation, Woodbridge monitors the Corporation as an owner to an extent that other shareholders cannot. Woodbridge considers that its interests as a shareholder are fully aligned with those of all other shareholders.

5.              Chairman

The Board will in each year elect from among its members a Chairman who is not the Chief Executive Officer or otherwise a member of the Corporation’s management.

The Chairman is principally responsible for overseeing the operations and affairs of the Board.

6.              Deputy Chairman

The Board may in each year elect from among its members a Deputy Chairman who is not the Chief Executive Officer or otherwise a member of management.

The Deputy Chairman is responsible for assisting the Chairman in fulfilling his duties and for performing additional duties requested by the Board.

7.              Secretary to the Board of Directors

The Board will appoint an individual who is not a member of management to act as the Secretary to the Board.

The Secretary to the Board is responsible for assisting the Chairman and the Deputy Chairman in managing the operations and affairs of the Board and for performing additional duties requested by the Chairman, the Deputy Chairman or the Board or any of its committees. The Secretary to the Board reports directly to the Chairman and the Deputy Chairman.

8.              Board Committees

(a)         General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Corporate Governance Committee and the Human Resources Committee.

(b)         Composition

All committees will be comprised solely of directors who are not members of management and who are selected by the Board on the recommendation of the Corporate Governance Committee. The Corporation relies on an exemption available to controlled companies from the NYSE listing standards requiring the Human Resources and Corporate Governance Committees to be composed entirely of independent directors. Members of the Audit Committee must be independent and are subject to the additional requirements that they may not (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (ii) be an “affiliated person” of the Corporation or any of its subsidiaries (within the meaning of applicable law). Each member of the Audit Committee will be “financially literate” (within the meaning of applicable law).

(c)          Chair

The Audit Committee, Corporate Governance Committee and the Human Resources Committee are each chaired by an independent director who is selected by the Board on the recommendation of the Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(d)         Charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website.

9.              Board and Committee Meetings

(a)         Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chairman, the Deputy Chairman, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chairman, the Deputy Chairman, the Chief Executive Officer or any committee member.

Board meetings are held at a location determined by the Chairman and meetings of each committee are held at a location determined by the committee chair. The Board meets at least once a year at the offices of one of the Corporation’s businesses so that directors may meet operating management and develop a deeper understanding of a particular business or market group.

(b)         Agenda

The Chairman establishes the agenda for each Board meeting in consultation with the Deputy Chairman, the other directors, the Secretary to the Board and the Corporation’s senior management. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

(c)          Meetings of Non-Management and Independent Directors

To facilitate the Board’s independence, non-management directors meet as a group after each Board meeting without management present. Non-management directors may also meet without management present at such other times as determined by the chairing or presiding director. The Deputy Chairman informs management of the substance of these meetings to the extent that action is required by them. At least annually, independent directors will meet separately. The Chair of the Corporate Governance Committee chairs these meetings and informs the Chairman and the Deputy Chairman of the substance of these meetings to the extent that action is required by them.

(d)         Distribution of Information

Information that is important to the Board’s understanding of the business and its meeting agenda are distributed to the Board before it meets. Sensitive subject matters may be discussed at a meeting without written materials being distributed in advance or at the meeting. The Board periodically receives reports on the operating activities of the Corporation, as well as reports on certain non-operational matters, including corporate governance, insurance, pensions and treasury matters. The Corporation maintains a secure intranet site for directors, which is used to distribute information and to foster communication among directors and between directors and the Corporation’s senior management.

(e)          Preparation, Attendance and Participation

Each director is expected to prepare adequately for and attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(f)            Procedures

Procedures for Board meetings are determined by the Chairman unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

10.       Director Compensation

The Board believes that compensation for directors should be competitive with the compensation paid to directors of businesses of comparable size and in comparable markets. The Board reviews directors’ compensation annually with these criteria in mind.

Non-Management directors (except for the Chairman and Deputy Chairman) must receive at least one-third and may receive up to 100% of their annual retainer in common shares of the Corporation or deferred share units. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive deferred share units, units representing the value of the shares are credited to the director’s account based on the market value of a share. Deferred share units are paid to the director within one year following termination of Board service. Payment will be made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. Deferred share units also accumulate additional units based on notional equivalents of dividends declared on the Corporation’s common shares. The Board believes that this plan further aligns the interests of directors with the interests of other shareholders.

Directors are reimbursed by the Corporation for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

Management directors do not receive compensation for their services as directors. Neither the Chairman nor the Deputy Chairman receives attendance fees.

11.       Share Ownership Requirements

Directors are required to hold common shares or deferred share units of the Corporation having a value equal to at least five times the amount of their annual retainer for service as a director. Directors have from the later of January 20, 2008 or five years from the date of their election or appointment to the Board to comply with this requirement.

The Chief Executive Officer is required to acquire and hold common shares or deferred share units of the Corporation with a value equal to at least five times his or her annual base salary.

Each of the other executive officers of the Corporation is required to acquire and hold common shares or deferred share units of the Corporation with a value equal to at least his or her annual base salary or, in some instances, with a value equal to at least three times his or her annual base salary, depending on his or her position with the Corporation.

The Chief Executive Officer and the other executive officers of the Corporation do not have a deadline in which to comply with the share ownership requirements. Each of them is expected to retain a specified percentage of the common shares of the Corporation that he or she acquires (after applicable tax withholdings) through option exercises and the vesting of restricted share units until he or she has attained the share ownership requirements. The Chief Executive Officer is currently required to retain 100% of the common shares of the Corporation that he acquires and the other executive officers of the Corporation must retain 50% of the common shares of the Corporation that they acquire, until they attain the share ownership requirements.

12.       Director Orientation and Continuing Education

New directors receive orientation materials describing the Corporation’s business, its corporate governance structure and related policies and information. New directors also have meetings with the Corporation’s Chairman, Deputy Chairman, Chief Executive Officer and Chief Financial Officer and other senior executives, including heads of the Corporation’s major business groups. Early in their tenure, new directors are provided with the opportunity to visit major facilities and meet with operating management of the Corporation’s market groups.

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. Directors may attend continuing education programs at the Corporation’s expense.

13.       Board Access to Management and Advisors

The Board has complete access to members of the Corporation’s management and directors are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, employee, outside advisor or other person to attend any of their meetings.

In carrying out their duties, the Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Corporate Governance Committee.

14.       Performance Assessments of the Board, Directors and Committees

The Board, acting through the Corporate Governance Committee, annually reviews the effectiveness of the Board, each director and each Board committee in fulfilling their responsibilities and duties, including their effectiveness and contribution. The Corporate Governance Committee subsequently makes recommendations to the Board for appropriate action. The Corporate Governance Committee also evaluates individual directors to assess their suitability for nomination for re-election.

15.       Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics. The Board expects all directors, officers and employees of the Corporation and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to the Code. Any waiver of the Code for directors or executive officers may only be made by the Board or one of its committees and will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

16.       Prohibition on Personal Loans

The Corporation will not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

17.       Indemnification and Insurance

In accordance with the by-laws of the Corporation and applicable Ontario law, current and former directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them resulting from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

18.       Conflicts of Interest

Each director is required to inform the Board of any potential or actual conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter, except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

To avoid potential conflicts of interest, interlocking directorships will not be allowed. Interlocking directorships occur where a member of senior management of the Corporation serves on the board or as a trustee of a company or institution that employs a director of the Corporation.

19.       To Contact the Board and Its Committees

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Secretary to the Board at:

Board of Directors of The Thomson Corporation
c/o David W. Binet, Secretary to the Board of Directors
The Thomson Corporation
65 Queen Street West, Suite 2400
Toronto, Ontario M5H 2M8
Canada

E-mail: board.secretary@thomson.com

The Thomson Corporation

Metro Center, One Station Place
Stamford, Connecticut 06902 United States
Tel 203.539.8000

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1 Canada
Tel 416.360.8700